Exhibit 99.1

Gibson Energy Holding ULC

Consolidated Financial Statements

December 31, 2010, 2009, and 2008

(in thousands of Canadian dollars)

PricewaterhouseCoopers LLP
Chartered Accountants
111 5th Avenue SW, Suite 3100
Calgary, Alberta
Canada T2P 5L3
Telephone +1 (403) 509 7500
Facsimile +1 (403) 781 1825

April 15, 2009

Report of Independent Registered Public Accounting Firm

To the Shareholder of

Gibson Energy Holding ULC

We have audited the consolidated statements of income and comprehensive income and retained earnings and cash flows for the period from January 1, 2008 to December 12, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As discussed in Note 2 to the consolidated financial statements, effective December 12, 2008, Gibson Energy Holdings Inc. was acquired by Riverstone Holdings LLC in a business combination accounted for under the purchase method.  As a result of the acquisition, the consolidated financial statements for the Successor Company are presented on a different cost basis than that of the Predecessor Company which has a material effect on the comparability of the Company’s consolidated financial statements. As discussed in Note 1 to the consolidated financial statements, during 2009 the Company adopted CICA Handbook Section 3064 “Goodwill and Intangible Assets”, and changed the manner in which it accounts for pre-operating expenditures.

In our opinion, these consolidated financial statements present fairly, in all material respects, the results of its operations and its cash flows for the period from January 1, 2008 to December 12, 2008 in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP (Signed)

Chartered Accountants

Calgary, Alberta

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

PricewaterhouseCoopers LLP
Chartered Accountants
111 5th Avenue SW, Suite 3100
Calgary, Alberta
Canada T2P 5L3
Telephone +1 (403) 509 7500
Facsimile +1 (403) 781 1825

March 15, 2011

Report of Independent Registered Public Accounting Firm

To the Shareholder of

Gibson Energy Holding ULC

We have audited the consolidated balance sheets of Gibson Energy Holding ULC as at December 31, 2010 and December 31, 2009 and the consolidated statements of income (loss) and retained earnings (deficit), comprehensive income (loss) and retained earnings and cash flows for the years ended December 31, 2010 and December 31, 2009 and for the period from December 13, 2008 to December 31, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

As discussed in Note 2 to the consolidated financial statements, effective December 12, 2008, Gibson Energy Holdings Inc. was acquired by Riverstone Holdings LLC in a business combination accounted for under the purchase method.  As a result of the acquisition, the consolidated financial statements for the Successor Company are presented on a different cost basis than that of the Predecessor Company which has a material effect on the comparability of the Company’s consolidated financial statements. As discussed in Note 1 to the consolidated financial statements, during 2009 the Company adopted CICA Handbook Section 3064 “Goodwill and Intangible Assets”, and changed the manner in which it accounts for pre-operating expenditures.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2010 and December 31, 2009 and the results of its operations and its cash flows for the years ended December 31, 2010 and December 31, 2009 and for the period from December 13, 2008 to December 31, 2008 in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP (Signed)

Chartered Accountants

Calgary, Alberta

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

Gibson Energy Holding ULC

Consolidated Balance Sheets

(tabular amounts in thousands of Canadian dollars)

	Successor
	December 31, 2010	December 31, 2009

Assets

Current assets
Cash and cash equivalents (note 13)	$7,225	$26,263
Accounts receivable (note 3)	354,682	315,865
Income taxes receivable	57,130	15,541
Inventories (note 4)	197,483	113,688
Current portion of future income taxes (note 17)	—	1,509
Prepaid expenses	8,749	5,187
Net investment in capital leases	236	—
Assets held for sale	32,985	—
Total current assets	658,490	478,053

Future income taxes (note 17)	13,422	5,225

Long-term prepaid expenses and other assets (note 5)	24,276	30,941

Net investment in capital leases (note 6)	20,265	—

Property, plant and equipment (note 7)	652,885	598,826

Intangible assets (note 8)	154,610	126,955

Goodwill (note 10)	498,817	433,894

Total assets	$2,022,765	$1,673,894

See accompanying notes

Gibson Energy Holding ULC

Consolidated Balance Sheets

(tabular amounts in thousands of Canadian dollars)

	Successor
	December 31, 2010	December 31, 2009

Liabilities

Current liabilities
Credit facility (note 13)	$43,500	$25,000
Accounts payable and accrued charges (note 11)	393,686	254,869
Deferred revenue	54,701	13,405
Income taxes payable	1,217	8,443
Current portion of future income taxes (note 17)	177	839
Liabilities related to assets held for sale	2,960	—
Total current liabilities	496,241	302,556

Asset retirement obligation (note 12)	9,614	8,287

Long-term debt (note 14)	718,154	553,942

Other long-term liabilities (note 15)	15,655	16,092

Future income taxes (note 17)	196,440	204,373

Commitments and contingencies (note 22)

Shareholder’s Equity

Share capital (note 23)
Authorized
Unlimited Class A and Class B common voting shares without nominal or par value

Issued
537,656 Class A common voting shares without nominal or par value	537,656	537,656
100,000 preferred non-voting shares without nominal or par value	127,068	113,034
Total share capital	664,724	650,690

Contributed surplus (note 19)	13,586	8,957

Accumulated other comprehensive loss	(6,767)	—

Deficit	(84,882)	(71,003)

Total shareholder’s equity	586,661	588,644

Total liabilities and shareholder’s equity	$2,022,765	$1,673,894

See accompanying notes

Gibson Energy Holding ULC

Consolidated Statements of Income (Loss) and Retained Earnings (Deficit)

(tabular amounts in thousands of Canadian dollars)

	Successor			Predecessor
	Year ended December 31, 2010	Year ended December 31, 2009	Period from December 13, 2008 to December 31, 2008	Period from January 1, 2008 to December 12, 2008
Revenue
Products	$3,253,632	$3,162,806	$117,501	$4,307,931
Services	424,356	291,331	17,970	340,734
Total revenues	3,677,988	3,454,137	135,471	4,648,665
Cost of sales, excluding depreciation and amortization
Cost of products	3,247,033	3,120,713	113,295	4,270,209
Cost of services	259,526	171,708	11,677	220,930
Total cost of sales, excluding depreciation and amortization	3,506,559	3,292,421	124,972	4,491,139
	171,429	161,716	10,499	157,526
Operating expenses
Depreciation of property, plant and equipment	64,968	56,564	3,558	28,397
General and administrative	24,935	24,731	615	31,365
Amortization of intangible assets	29,177	25,747	1,323	3,109
Stock based compensation (note 19)	4,629	8,957	—	—
Loss (gain) on sale of assets	(37)	(90)	18	(108)
Impairment of goodwill and intangible assets (note 8 and 10)	—	114,115	—	—
Other non-operating expenses (income)
Accretion expense	787	785	22	404
Foreign exchange gain	(39,880)	(92,681)	(4,487)	(483)
Debt extinguishment costs (note 14)	—	18,517	—	—
Loss from equity investments	914	54	21	336
Interest expense (income)
Long-term debt	96,345	80,169	3,430	—
Due to affiliates	—	—	—	8,280
Income	(324)	(253)	(12)	(346)
Other	3,106	699	1	55
	184,620	237,314	4,489	71,009
Income (loss) before income taxes	(13,191)	(75,598)	6,010	86,517

Income tax provision (recovery) (note 17)
Current	2,779	(226)	280	33,981
Future	(16,125)	(12,423)	750	(8,782)
	(13,346)	(12,649)	1,030	25,199

Net income (loss)	155	(62,949)	4,980	61,318

Retained earnings — beginning of period	(71,003)	4,355	—	257,765
Dividends on preferred shares (note 23)	(14,034)	(12,409)	(625)	—
Retained earnings (deficit) - end of period	$(84,882)	$(71,003)	$4,355	$319,083

See accompanying notes

Gibson Energy Holding ULC

Consolidated Statement of Comprehensive Income (Loss)

(tabular amounts in thousands of Canadian dollars)

	Successor			Predecessor
	Year ended December 31, 2010	Year ended December 31, 2009	Period from December 13, 2008 to December 31, 2008	Period from January 1, 2008 to December 12, 2008

Net income (loss)	$155	$(62,949)	$4,980	$61,318

Other comprehensive loss , net of tax
Foreign currency translation adjustment	(6,767)	—	—	—

Comprehensive income (loss)	$(6,612)	$(62,949)	$4,980	$61,318

See accompanying notes

Gibson Energy Holding ULC

Consolidated Statement of Cash Flows

(tabular amounts in thousands of Canadian dollars, except where noted)

	Successor			Predecessor
	Year ended December 31, 2010	Year ended December 31, 2009	Period from December 13, 2008 to December 31, 2008	Period from January 1, 2008 to December 12, 2008
Cash provided by (used in)
Operating activities
Net income (loss)	$155	$(62,949)	$4,980	$61,318
Items not affecting cash
Depreciation and amortization	94,145	82,311	4,881	31,506
Stock based compensation	4,629	8,957	—	—
Future income taxes	(16,125)	(12,423)	750	(8,782)
Accretion expense	787	785	22	404
Accretion related to long-term debt	6,628	11,890	395	—
Loss (gain) on disposal of assets	(37)	(90)	18	(108)
Unrealized loss (gain) on financial instruments	(1,373)	9,692	1,457	(8,347)
Inventory write-down	—	—	—	1,206
Foreign exchange gain on long-term debt	(36,760)	(97,991)	(5,069)	—
Debt extinguishment costs	—	18,517	—	—
Impairment of goodwill and intangible assets	—	114,115	—	—
Other	369	(699)	(63)	279
Net change in non-cash working capital (note 21)	(758)	(70,045)	29,466	(3,428)
Net cash provided by operating activities	51,660	2,070	36,837	74,048
Investing activities
Purchase of property, plant and equipment	(61,682)	(36,967)	(2,982)	(43,672)
Equity investments	(3,050)	(6,643)	—	(3,750)
Proceeds on disposal of assets	2,750	998	695	9,141
Increase in long-term prepaid and other assets	713	(5,857)	(1,697)	(13,116)
Acquisitions, net of cash acquired (note 2 and note 9)	(232,746)	(15,165)	(982,365)	(14,430)
Net change in non-cash working capital	12,280	(31,569)	34,759	(8,709)
Net cash used in investing activities	(281,735)	(95,203)	(951,590)	(74,536)
Financing activities
Proceeds from long-term debt, net of debt discount (note 14)	200,888	605,723	672,476	—
Payment of debt issue costs	(6,544)	(15,904)	(27,720)	—
Repayments of bridge loans	—	(606,040)	—	—
Proceeds from credit facility	298,314	25,000	—	—
Repayment of credit facility	(279,814)	—	—	—
Proceeds from issuance of common shares (note 2)	—	—	380,656	—
Loans from affiliate	—	—	—	125,000
Advance received from Riverstone	—	—	—	157,000
Repayment of loans from affiliate	—	—	—	(289,500)
Repayment of capital lease obligations	—	—	—	(48)
Net change in non-cash working capital	—	(2,335)	2,293	—
Net cash provided by (used in) financing activities	212,844	6,444	1,027,705	(7,548)
Effect of exchange rate on cash and cash equivalents	(1,807)	—	—	—
Net increase (decrease) in cash and cash equivalents	(19,038)	(86,689)	112,952	(8,036)
Cash and cash equivalents — beginning of period	26,263	112,952	—	25,061
Cash and cash equivalents — end of period	$7,225	$26,263	$112,952	$17,025

See accompanying notes

Gibson Energy Holding ULC

Notes to Consolidated Financial Statements

(tabular amounts in thousands of Canadian dollars, except where noted)

1                 Accounting policies

Basis of preparation

Gibson Energy Holding ULC (“Gibson”, or the “Successor”) was incorporated on July 11, 2008 by investment funds affiliated with Riverstone Holdings LLC (“Riverstone”), in order to acquire the outstanding common stock of Gibson Energy Holdings Inc. (the “Predecessor”) from Hunting PLC (“Hunting”). Effective on the close of business on December 12, 2008, Gibson acquired the Predecessor for $1,256,390,000 (the “Acquisition”), as more fully described in Note 2.

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). As a result of the Acquisition, the consolidated financial statements subsequent to December 12, 2008 have been prepared using a new basis of measurement for the difference between the fair value and book value of the Predecessor assets acquired and liabilities assumed in the acquisition by the Successor as more fully described in Note 2. Because of the Acquisition, a different basis of accounting has been used to prepare the Successor and Predecessor (collectively the “Company”) consolidated financial statements. As a result, the consolidated statement of income and comprehensive income and retained earnings for the 19 day period subsequent to the acquisition reflects depreciation and amortization expense based on the new carrying values of the related assets and interest expense that resulted from the debt to finance the acquisition. The consolidated statement of income and comprehensive income and retained earnings for the period from January 1, 2008 to December 12, 2008 do not include the effects of the Acquisition.  Therefore, the consolidated financial statements of Predecessor are not comparable with the consolidated financial statements of Successor.  To indicate the application of a different basis of accounting for the period subsequent to the acquisition, the consolidated financial statements and certain notes to the consolidated financial statements present separately the periods prior to the Acquisition, namely the period from January 1, 2008 to December 12, 2008, and the periods after the Acquisition namely, the year ended December 31, 2010 (“2010”), the year ended December 31, 2009 (“2009”) and the period from December 13, 2008 to December 31, 2008.

Amounts are stated in Canadian dollars unless otherwise noted. References to “$” and “dollars” are to Canadian dollars and references to “U.S.$” and “U.S. Dollars” are to United States dollars.  Certain reclassifications of prior year amounts have been made to conform to the current year presentation.

The Company is engaged in the transportation, storage, blending, processing, marketing and distribution of crude oil, condensate, NGLs such as propane and butane, refined products and natural gas.  This business is typically referred to as the midstream energy business.

Gibson Energy Holding ULC

Notes to Consolidated Financial Statements

(tabular amounts in thousands of Canadian dollars, except where noted)

Summary of significant differences between Canadian GAAP and U.S. GAAP

Accounting principles generally accepted under Canadian GAAP differ in certain respects from the accounting principles generally accepted in the United States of America (“U.S. GAAP”). A description of the significant measurement and disclosure differences and their effects on net income and shareholder’s equity is set forth in Note 25.

Use of estimates

Because the determination of many assets and liabilities is dependent upon future events, the preparation of these financial statements necessarily involves the use of estimates and approximations. Estimates are used in the assessment of the collectability of accounts receivable, the recoverability of the carrying value of goodwill, intangible assets and property, plant and equipment, future income taxes, asset retirement obligations, remediation liability, valuation of stock options, valuation of pension assets, liabilities and related expenses, the determination of certain future obligations and the purchase price allocation described in Note 2. In addition, estimates of the useful life of property, plant and equipment and intangible assets are required in order to calculate depreciation and amortization. The consolidated financial statements have, in management’s opinion, been properly prepared within reasonable limits of materiality and within the framework of the accounting policies summarized below. Actual results may differ from estimated amounts as future confirming events occur, and such differences may be material to the consolidated financial statements.

Revenue recognition

Product revenues associated with the sale of crude oil, diluent, natural gas liquids, asphalt, natural gas, wellsite fluids and distillate owned by the Company are recognized when persuasive evidence of an arrangement exists, title passes from the Company to its customers, which is when the risk of ownership passes to the customer and physical delivery occurs, the price is fixed and collection is reasonably assured. Sales terms are generally FOB shipping point, in which case the sales are recorded at the time of shipment, because this is when title and risk of loss are transferred.  All payments received before delivery are recorded as deferred revenue and are recognized as revenue when delivery occurs, assuming all other criteria are met. Freight costs billed to customers are recorded as a component of revenue. Revenues from buy/sell transactions whereby the Company acts as an agent are recorded on a net basis.

Revenue associated with the provision of transportation and terminalling services are recognized when the services are provided, the price is fixed and collection is reasonably assured. Revenue from pipeline tariffs and fees are based on volumes and rates as the pipeline is being used. Revenue from non-refundable propane tank fees are recorded in deferred revenue and is recognized in revenue on a straight line basis over the rental period, typically one year.

Unrealized gains and losses from the Company’s risk management activities are recorded as revenue or cost of product based on the underlying financial instrument and the related mark to market calculation at the end of the year.

Excise taxes are reported gross within revenue.

Gibson Energy Holding ULC

Notes to Consolidated Financial Statements

(tabular amounts in thousands of Canadian dollars, except where noted)

Principles of consolidation

The consolidated financial statements include the accounts of the Company and all of its wholly owned subsidiaries.

Inventories

Crude oil, asphalt, diluent, natural gas liquids, natural gas, wellsite fluids, distillate and spare parts are carried at the lower of average cost and net realizable value, with cost determined using a weighted average cost method.

Net investment in capital leases

Contractual arrangements that transfer substantially all the risks and benefits of ownership of property to the lessee and, at the inception of the lease, the fair value of the leased property is equal to the Company’s carrying amount of the property are recorded as a net investment in a capital lease.  The minimum lease payments under such arrangements are recorded at the inception of the arrangement and the finance income is recognized in a manner that produces a consistent rate of return on the investment in the capital lease and is included in revenue.

Derivative financial instruments

Derivative financial instruments are used by the Company to manage its exposure to market risks relating to commodity prices, foreign currency exchange rates and certain operating costs.

The Company periodically enters into crude oil futures, swaps and option contracts to manage the price risk associated with sales, purchases and inventories of crude oil and petroleum products. The Company also periodically purchases foreign exchange forward contracts and options to manage foreign exchange exposures on sales to customers in the United States and the related accounts receivable and also on the U.S. dollar interest payments on long-term debt.

Derivative instruments, used periodically by the Company to manage exposure to market risks relating to commodity prices and foreign currency exchange rates, are not designated as hedges. They are recorded using the mark-to-market method of accounting whereby derivative instruments are recorded at fair value on the balance sheet as either an asset or liability with changes in fair value recorded to net earnings. The estimated fair value of all derivative instruments is based on quoted market prices, or, in their absence, third party market indications and forecasts. Realized gains or losses from financial derivatives related to commodity prices are recognized in revenues or cost of sales as the related sales occurred or the commodity has been delivered. Foreign exchange translation gains and losses on these instruments are recognized as an adjustment of revenues when the sale is recorded.

Equity method of accounting

When the Company has the ability to exercise significant influence, the Company’s pro-rata share of post-acquisition net income or loss is reflected as a one line item on the statement of income and will increase or decrease, as applicable, with the carrying value of the investments on the balance sheet.  The Company does not consolidate any part of the assets or liabilities of its equity investments.

Gibson Energy Holding ULC

Notes to Consolidated Financial Statements

(tabular amounts in thousands of Canadian dollars, except where noted)

Property, plant and equipment

The Company carries property, plant and equipment at cost, net of government assistance, and provides depreciation and amortization on a straight-line basis at rates varying from 3% to 33% which are designed to amortize the cost of the assets over their estimated useful lives.

Depreciation rates are as follows:

Buildings	10 – 20 years
Equipment	3 – 20 years
Rolling stock	10 – 23 years
Pipelines	8 – 20 years
Tanks	20 – 33 years
Plants	3 – 25 years

The Company evaluates the carrying value of its property, plant and equipment whenever events or conditions occur that indicate that the carrying value on the balance sheet may not be recoverable from future cash flows. If the carrying value exceeds the sum of undiscounted future cash flows, the property’s carrying value is impaired. The property is then assigned a new cost basis, based on fair value equal to its estimated total future cash flows, discounted for the time value of money, and the Company expenses the excess carrying value as an impairment charge in the statement of income. The future cash flow estimates require assumptions about future revenues, operating costs and other factors.  Actual results can differ from these estimates.

Intangible assets

The Company carries intangible assets at cost and provides amortization on a straight-line basis, which is designed to amortize the cost of the assets over their estimated useful lives. Amortization rates are as follows:

Technology	3 – 5 years
Customer relationships	4 – 12 years
Brands	10 years
Non-compete agreements	2 – 10 years
Long-term customer contracts	6 – 10 years

Intangible assets are reviewed for impairment whenever events or conditions indicate that their net carrying amount may not be recoverable from estimated undiscounted future cash flows. If it is determined that the estimated net recoverable amount is less than the net carrying amount, a write-down to the asset’s fair value is recognized during the period, with a charge to the statement of income.

Gibson Energy Holding ULC

Notes to Consolidated Financial Statements

(tabular amounts in thousands of Canadian dollars, except where noted)

Goodwill

Goodwill, which represents the excess of purchase price over fair value of net assets acquired, is evaluated for impairment on an annual basis, or more frequently if events and circumstances indicate that the carrying amount may not be recoverable. Goodwill and all other assets and liabilities have been allocated to business levels referred to as reporting units. The fair value of each reporting unit is determined using a discounted cash flow model and compared to the book value of the reporting unit. If the fair value of the reporting unit is less than the book value, then a second test is performed to determine the amount of the impairment. The amount of the impairment is determined by deducting the fair value of the reporting unit’s individual assets and liabilities from the fair value of the reporting unit to determine the implied fair value of goodwill and comparing that amount to the book value of the reporting unit’s goodwill. Any excess of the book value of goodwill over the implied fair value of goodwill is recorded as an impairment charge in the statement of income.

Asset retirement obligation

The fair value of obligations associated with site restoration on the retirement of assets with determinable useful lives, such as terminal sites, pipelines, asphalt refinery and fractionation plant, are recognized when they are incurred, which is typically at the time the assets are installed. The obligations are initially measured at fair value based on discounted future costs. A corresponding amount equal to that of the initial obligation is added to the capitalized costs of the related asset. Over time the discounted asset retirement obligation amount will be accreted for the change in its present value, and the initial capitalized costs will be depreciated over the useful lives of the facilities. Actual expenditures incurred are charged against the accumulated obligation.

Environmental liabilities

The Company records environmental liabilities when environmental assessments or remedial efforts are probable and costs can be reasonably estimated. Generally, the recording of these accruals coincides with the completion of a feasibility study or a commitment to a formal plan of action.

Debt issuance costs

Debt issuance costs that are directly attributable to the issuance of the debt, such as debt discount and fees paid to lending institutions and other third parties are included in the carrying amount of the related financial liability and amortized under the effective interest method over the terms of the underlying debt instrument.

Income taxes

The Company follows the liability method of accounting for income taxes. Future income tax assets and liabilities are determined based on differences between the financial reporting and income tax basis of assets and liabilities. These differences are then measured using substantively enacted income tax rates and laws that will be in effect when these differences are expected to reverse. The effect of a change in income tax rates on future income tax assets and liabilities is recognized in income in the period that the change occurs.

The Company is entitled to investment tax credits (“ITCs”) based on certain research and experimental development costs incurred. Investment tax credits and other cost recoveries related to property and equipment are credited against the book value of property and equipment and the credit is released to income

Gibson Energy Holding ULC

Notes to Consolidated Financial Statements

(tabular amounts in thousands of Canadian dollars, except where noted)

on a straight-line basis as a reduction of amortization expense over the above mentioned estimated useful lives of the relevant assets.

Employee future benefits

a)   Defined benefit pension plans and post retirement benefits

The estimated future cost of providing defined benefit pension and other post-retirement benefits (“OPRB”) is actuarially determined using management’s best estimates of demographic and financial assumptions, and such cost is accrued proportionately from the date of hire of the employee to the date the employee becomes fully eligible to receive the benefits. The discount rate used to determine accrued benefit obligations is based on a year-end market rate of interest for high-quality debt instruments with cash flows that match the timing and amount of expected benefit payments.

b)   Defined contribution pension plans

The Company’s defined contribution plans are funded as specified in the plans and the pension expense is recorded as payments are incurred.

Stock based compensation

The Company estimates the grant-date fair value of stock options using a Black-Scholes valuation model. The options have a graded vesting schedule and each vesting portion is amortized separately on a straight-line basis over the vesting period with a corresponding credit to contributed surplus. Upon exercise, the associated amount is reclassified from contributed surplus to share capital. Consideration received from employees upon exercise of options is credited to share capital.

Cash and cash equivalents

Cash and cash equivalents include cash and short-term, highly liquid investments with original maturities of 90 days or less.

Foreign exchange translation

The financial statements for each of the Company’s subsidiaries are prepared using their functional currency. The functional currency is the currency of the primary economic environment in which an entity operates. The presentation and functional currency of the Company is Canadian dollars. Assets and liabilities of foreign operations are translated into Canadian dollars at the market rates prevailing at the balance sheet date. Operating results are translated at the average rates for the period. Exchange differences arising on the consolidation of the net assets of foreign operations are recorded in other comprehensive income.

Foreign currency transactions are translated using exchange rates prevailing at the transaction date. Generally, foreign exchange gains and losses resulting from the settlement of foreign currency transactions and from the translation at period end exchange rates of monetary assets and liabilities denominated in currencies other than an entity’s functional currency are recognized in the statement of income.

Gibson Energy Holding ULC

Notes to Consolidated Financial Statements

(tabular amounts in thousands of Canadian dollars, except where noted)

2                 Acquisition

On August 5, 2008, Hunting and Gibson Acquisition ULC, a wholly owned subsidiary of Gibson Energy Holding ULC, entered into a sale and purchase agreement pursuant to which Gibson Acquisition ULC acquired all of the issued and outstanding Class A and Class B Common Shares of Gibson Energy Holdings Inc. Following the Acquisition, a number of Gibson entities, including Gibson Energy Holdings Inc., converted to unlimited liability companies. Gibson Energy Holdings ULC then amalgamated with Gibson Energy Ltd. (following its conversion to an unlimited liability company), a subsidiary of Gibson Energy Holding ULC, and the surviving entity of that amalgamation has subsequently been amalgamated with Gibson Acquisition ULC to form Gibson Energy ULC, a wholly owned subsidiary.

The total consideration for the Acquisition was $1,256,390,000, which includes cash payments at closing of $999,390,000, $157,000,000 of cash advanced to the Company prior to the Acquisition and $100,000,000 of deferred consideration. As part of the consideration, the Company’s former parent, Hunting agreed to a two-year deferral of $100,000,000 of the consideration, and took back as collateral, a warrant that entitled them to 100,000 preferred shares in the Company’s parent. The preferred shares carry an annual dividend that is cumulative and compounding. If the $100,000,000 of deferred consideration is not settled within two years, the warrant automatically converts to preferred shares of the Company’s parent company that are automatically exchanged into a separate class of common shares of the parent. As consideration for the warrant, the Company issued 100,000 common shares to its parent (note 23).

The Acquisition was financed by borrowings under credit agreements and from equity contributions by Riverstone. Riverstone capitalized the Company with cash of $537,656,000 in exchange for 537,656 Class A common shares. As part of the capitalization, Riverstone contributed to the Company certain foreign exchange contracts with a negative value of $169,049,000. Subsequent to contributing the contracts, Riverstone settled the contracts on the same day and paid the amount due to the counterparties on behalf of the Company.

Under the purchase method of accounting, the purchase price is allocated to the net tangible and intangible assets based on their estimated fair values as of the date of the completion of the transaction. Such valuations require management to make significant estimates and assumptions.

Gibson Energy Holding ULC

Notes to Consolidated Financial Statements

(tabular amounts in thousands of Canadian dollars, except where noted)

Gibson allocated the purchase price on the basis of the fair value of the underlying assets acquired and liabilities assumed as follows:

Assets
Cash and cash equivalents	$17,025
Accounts receivable	452,260
Income taxes receivable	4,360
Inventories	79,000
Prepaid expenses	6,511
Long-term prepaid expenses and other assets	20,576
Property, plant and equipment	605,269
Intangible assets	179,700
Goodwill	518,132
Total assets acquired	1,882,833

Liabilities
Accounts payable and accrued charges	396,806
Asset retirement obligation	5,853
Other long-term liabilities	14,180
Future income taxes, net	209,604
Total liabilities assumed	626,443
Net assets acquired	$1,256,390

Customer relationships included in intangible assets were valued in groupings given the unique attributes of certain operating segments. The value was determined using an income approach and takes into account the expected revenue growth and attrition rates of customers. Using this approach, customer relationships were assigned a value of $117,000,000.

Brands included in intangible assets were valued by segment using a royalty savings method, whereby the value of the brands is estimated based upon the benefit received by the Company for owning the brands rather than paying a third party for their use. Using this approach, brands having finite lives were valued at $52,100,000.

Other intangibles include long-term customer contracts, non-compete agreements and technology patent pending, and were valued at $4,600,000, $4,400,000 and $1,600,000, respectively. These values were determined using an income approach and by estimating the benefit to the Company.

Cash, accounts receivable, accounts payable, and other current assets and liabilities were recorded at their historical carrying values, which were considered their fair values given their short-term nature.

Gibson Energy Holding ULC

Notes to Consolidated Financial Statements

(tabular amounts in thousands of Canadian dollars, except where noted)

3                 Accounts receivable

	Successor
	December 31, 2010	December 31, 2009

Trade receivables — third party	$339,519	$283,445
Allowance for doubtful accounts — third party	(2,157)	(386)
Subtotal	337,362	283,059
Risk management assets (note 20)	1,812	752
Deposits held as collateral	—	20,849
Broker accounts receivable	2,801	2,649
GST receivable	7,336	8,125
Other	5,371	431
Total receivables	$354,682	$315,865

A significant portion of the Company’s trade receivables are due from entities in the oil and gas industry. As of December 31, 2010, the Company had no significant concentration of credit risk; however at December 31, 2009, there was one customer that accounted for 11% of trade receivables.

Allowance for doubtful accounts

	Successor
	Year ended December 31, 2010	Year ended December 31, 2009

Allowance for doubtful accounts beginning balance	$386	$352
Assumed in business acquisitions	530	—
Additional allowances	1,381	206
Accounts receivable write off	(140)	(172)
Allowance for doubtful accounts ending balance	$2,157	$386

Gibson Energy Holding ULC

Notes to Consolidated Financial Statements

(tabular amounts in thousands of Canadian dollars, except where noted)

4                 Inventories

	Successor
	December 31, 2010	December 31, 2009

Crude oil	$131,007	$56,629
Diluent	6,788	6,257
Asphalt	25,865	23,381
Natural gas liquids	21,000	17,728
Natural gas	20	684
Wellsite fluids and distillate	10,303	7,244
Spare parts and other	2,500	1,765

	$197,483	$113,688

The amount of inventory included in cost of product sold, excluding depreciation and amortization, was $2,951,772,000 for 2010, $2,929,938,000 for 2009, and $108,422,000 and $4,097,797,000 for the period from December 13, 2008 to December 31, 2008 and the period from January 1, 2008 to December 12, 2008, respectively. The amount of inventory written off to cost of sales, excluding depreciation and amortization, was $0 for 2010 and 2009, and $0 and $1,206,000 for the period from December 13, 2008 to December 31, 2008 and the period from January 1, 2008 to December 12, 2008, respectively.

5                 Long-term prepaid expenses and other assets

	Successor
	December 31, 2010	December 31, 2009

Long-term prepaid expenses	$4,380	$3,993
Other assets	9,229	972
Loan to equity investee	—	14,218
RCA pension (note 18)	979	787
Equity investments	9,688	10,971

	$24,276	$30,941

During the year ended December 31, 2009, the Company acquired a 38.86% ownership interest in Palko Environmental Ltd. (Palko), a waste management provider, for a total cost of $6,643,000.  In June 2010, the Company participated in a private placement financing with Palko for $3,050,000, thereby maintaining the Company’s equity interest at 38.86%.  The Company’s investment in Palko is accounted for using the equity method of accounting.

On March 10, 2008, the Company acquired a 25% ownership interest in Battle River Terminal ULC (“BRT”) for $3,750,000, which was accounted for under the equity method of accounting. As at December 31, 2009, the Company had loaned BRT a total of $14,218,000, for their capital construction program with no fixed repayment terms.  On August 25, 2010, the remaining 75% of the shares of BRT were purchased by the Company and the results of BRT are consolidated from that date (note 9).

Gibson Energy Holding ULC

Notes to Consolidated Financial Statements

(tabular amounts in thousands of Canadian dollars, except where noted)

6                 Net investment in capital leases

During the year ended December 31, 2010, the Company entered into fixed term contractual arrangements with lease terms of 12 to 20 years, to allow customers to have dedicated use of certain tanks owned by the Company.  The following summarizes the Company’s net investment in these arrangements, which are accounted for as capital leases:

	December 31, 2010	December 31, 2009

Total minimum lease payments receivable	$91,956	$—
Unearned income	(71,455)	—
	20,501	—
Less: current portion	236	—

Net investment in capital lease: non-current portion	$20,265	$—

The minimum lease receivables for the next five years are expected to be as follows:

2011	$5,175
2012	5,175
2013	5,175
2014	5,175
2015	5,175

Gibson Energy Holding ULC

Notes to Consolidated Financial Statements

(tabular amounts in thousands of Canadian dollars, except where noted)

7                 Property, plant and equipment

	Successor
	December 31, 2010
	Cost	Accumulated depreciation	Net

Land	$39,811	$1,681	$38,130
Buildings	30,775	6,173	24,602
Equipment	158,770	28,022	130,748
Rolling stock	167,805	37,321	130,484
Pipelines	126,956	20,844	106,112
Tanks	201,722	16,164	185,558
Plants	45,315	8,064	37,251

	$771,154	$118,269	$652,885

	Successor
	December 31, 2009
	Cost	Accumulated depreciation	Net

Land	$41,933	$910	$41,023
Buildings	28,554	3,391	25,163
Equipment	123,958	15,223	108,735
Rolling stock	116,010	16,210	99,800
Pipelines	128,093	10,998	117,095
Tanks	178,612	8,640	169,972
Plants	41,002	3,964	37,038

	$658,162	$59,336	$598,826

During the year ended December 31, 2010, the Company reclassified $32,600,000 of property, plant and equipment to assets held for sale, which relates to the sale of the Edmonton North Terminal on January 7, 2011 (note 27).

Gibson Energy Holding ULC

Notes to Consolidated Financial Statements

(tabular amounts in thousands of Canadian dollars, except where noted)

8                 Intangible assets

	Successor
	December 31, 2010
	Cost	Accumulated amortization	Net

Technology patent pending	$1,600	$883	$717
Brands	41,425	9,513	31,912
Customer relationships	117,126	36,434	80,692
Non-compete agreements	17,793	5,859	11,934
Long-term customer contracts	32,703	3,348	29,355

	$210,647	$56,037	$154,610

	Successor
	December 31, 2009
	Cost	Accumulated amortization	Net

Technology patent pending	$1,600	$453	$1,147
Brands	41,425	5,482	35,943
Customer relationships	100,603	19,066	81,537
Non-compete agreements	5,796	1,259	4,537
Long-term customer contracts	4,600	809	3,791

	$154,024	$27,069	$126,955

The intangible assets are being amortized over a weighted-average period of approximately 8 years, ending 2024.

Amortization expense for the next five years is expected to be as follows:

2011	$31,771
2012	26,902
2013	21,764
2014	20,997
2015	18,526

Gibson Energy Holding ULC

Notes to Consolidated Financial Statements

(tabular amounts in thousands of Canadian dollars, except where noted)

The amortization expense recorded for intangible assets was $29,177,000 for 2010, $25,747,000 for 2009, $1,323,000 and $3,109,000 for the period from December 13, 2008 to December 31, 2008 and the period from January 1, 2008 to December 12, 2008, respectively.

Intangible assets are reviewed for impairment whenever events or conditions indicate that their net carrying amount may not be recoverable from estimated undiscounted future cash flows. If it is determined that the estimated net recoverable amount is less than the net carrying amount, a write-down to the asset’s fair value is recognized during the period, with a charge to earnings.  No impairment was recorded in the year ended December 31, 2010. As a result of a general market downturn and increased competition in the truck transportation segment, during the fourth quarter of 2009, conditions indicated that the net carrying value of intangible assets within this segment would not be recoverable.  Therefore, intangible assets within the truck transportation segment were tested for impairment.  The tests indicated that customer relationships and brands were impaired. The Company recorded a $28,645,000 impairment relating to customer relationships and brands within the truck transportation segment in the year ended December 31, 2009.  The Company used an income approach to determine the fair value of its customer relationships. The approach takes into account the expected revenue growth and attrition rates of customers.  The Company used a royalty savings approach to determine the fair value of its brands.  The value of the brands was estimated based upon the benefit received by the Company for owning the brands rather than paying a third party. No impairment was recorded in the period from December 13, 2008 to December 31, 2008 and the period from January 1, 2008 to December 12, 2008.

9                 Business acquisitions

Battle River Terminal ULC (“BRT”)

On August 25, 2010, the Company completed the acquisition of 75% of the common shares of BRT for cash, net of cash acquired, of $54,849,000. Prior to the acquisition, the Company had a 25% ownership interest in BRT, which was accounted for using the equity method of accounting.  The carrying value of the original investment in the common shares on the acquisition date was $3,620,000.  BRT is comprised of four storage tanks and related infrastructure that are connected to the Company’s Hardisty Terminal.  This acquisition was accounted for using the purchase method with the results from operations included in these financial statements from the date of acquisition.

The net assets acquired have been recorded as follows:

Property, plant and equipment	$72,112
Accounts receivable	638
Prepaid expenses	16
Accounts payable and accrued charges	(588)
Other long-term liabilities	(308)

Net assets acquired	71,870
Less:
Loan due to subsidiary	(13,401)
Investment amount	(3,620)

Net cash paid	$54,849

Gibson Energy Holding ULC

Notes to Consolidated Financial Statements

(tabular amounts in thousands of Canadian dollars, except where noted)

Taylor Companies

On May 14, 2010, the Company purchased 100 percent of the outstanding equity of Taylor Companies LLC, a Delaware limited liability company, as well as certain assets of Taylor Propane Gas Inc. (collectively “Taylor”), for cash, net of cash acquired, of $153,194,000.  Taylor is an independent for-hire crude oil transportation, logistics and crude oil and NGL marketing business with operations and facilities, including pipeline injection stations, in most crude oil processing states in the United States, thereby expanding the Company’s presence as a North American midstream Company.  This acquisition was accounted for using the purchase method with the results from operations included in these financial statements from the date of acquisition.

The net assets acquired have been recorded as follows:

Property, plant and equipment	$42,231
Accounts receivable	18,896
Inventories	4,505
Prepaid expenses	1,365
Goodwill	59,733
Intangible assets (1)	50,012
Accounts payable and accrued charges	(22,881)
Other long-term liabilities	(667)

Net assets acquired	$153,194

(1)       Consists of long-term customer contracts of $29,228,000, customer relationships of $15,222,000 and a non-compete agreement of $5,562,000.

The goodwill is attributable to the synergies expected to be achieved from integrating the acquired company into the Company’s existing business.

Aarcam Propane & Construction Heat Ltd.

On February 1, 2010, the Company purchased 100 percent of the common shares of Aarcam Propane & Construction Heat Ltd. a propane retailer in Calgary, for cash, net of cash acquired, of $3,437,000.  This acquisition will further expand the Company’s market presence and provide the Company with an expanded client base.  This acquisition was accounted for using the purchase method with the results from operations included in these financial statements from the date of acquisition.

Gibson Energy Holding ULC

Notes to Consolidated Financial Statements

(tabular amounts in thousands of Canadian dollars, except where noted)

The net assets acquired have been recorded as follows:

Property, plant and equipment	$1,628
Accounts receivable	864
Inventories	55
Goodwill (1)	860
Intangible assets (2)	922
Accounts payable and accrued charges	(362)
Future income taxes	(530)

Net assets acquired	$3,437

(1)       The amount of purchased goodwill is not expected to be deductible for tax purposes.

(2)       Consists of non-compete agreement of $648,000 and customer relationships of $174,000.

The goodwill is attributable to the synergies expected to be achieved from integrating the acquired company into the Company’s existing business.

Johnstone Tank Trucking Ltd.

On January 31, 2010, the Company purchased 100 percent of the common shares of Johnstone Tank Trucking Ltd. for cash, net of cash acquired, of $21,266,000.  Johnstone Tank Trucking provides fluid hauling, acid hauling, vacuum service and pressure trucking for the oil and gas industry across southern Saskatchewan. This acquisition will further expand the Company’s market presence and provide access to activity related to the Bakken oilfields. This acquisition was accounted for using the purchase method with the results from operations included in these financial statements from the date of acquisition.

The net assets acquired have been recorded as follows:

Property, plant and equipment	$7,892
Accounts receivable	4,395
Inventories	141
Prepaid expenses	352
Goodwill (1)	6,656
Intangible assets (2)	7,687
Accounts payable and accrued charges	(2,638)
Future income taxes	(3,219)

Net assets acquired	$21,266

(1)       The amount of purchased goodwill is not expected to be deductible for tax purposes.

(2)       Consists of non-compete agreement of $6,042,000 and customer relationships of $1,645,000.

The goodwill is attributable to the synergies expected to be achieved from integrating the acquired company into the Company’s existing business.

Gibson Energy Holding ULC

Notes to Consolidated Financial Statements

(tabular amounts in thousands of Canadian dollars, except where noted)

Superior Propane

On November 18, 2009, the Company purchased three propane terminal facilities and associated business located in Montana and South Dakota, from Superior Propane LLC for cash of $6,657,000.  This acquisition further expands the Company’s market presence and customer base in the wholesale propane market.  This acquisition was accounted for using the purchase method with the results from operations included in these financial statements from the date of acquisition.

The net assets acquired have been recorded as follows:

Property, plant and equipment	$5,302
Inventory	35
Goodwill (1)	525
Intangible assets (2)	795

Net assets acquired	$6,657

(1)       The amount of purchased goodwill is not expected to be deductible for tax purposes.

(2)       Consists of customer relationships and a non-compete agreement.

The goodwill is attributable to the synergies expected to be achieved from integrating the acquired company into the Company’s existing business.

Turner Gas

On July 1, 2009, the Company purchased the wholesale propane business and assets of the Washington and Oregon operations of Turner Gas for cash of $1,608,000.  The acquisition further expands the Company’s market presence and together with current infrastructure, it will provide opportunities for further expansion. This acquisition was accounted for using the purchase method with the results from operations included in these financial statements from the date of acquisition.

The net assets acquired have been recorded as follows:

Property, plant and equipment	$1,383
Intangible assets (1)	225

Net assets acquired	$1,608

(1)       Consists of a non-compete agreement.

Gibson Energy Holding ULC

Notes to Consolidated Financial Statements

(tabular amounts in thousands of Canadian dollars, except where noted)

Bridge Creek Trucking Ltd.

On May 1, 2009, the Company purchased 100 percent of the common shares of Bridge Creek Trucking Ltd. for cash, net of cash acquired, of $6,900,000.  This acquisition expands the Company’s market presence in Southern Saskatchewan.  This acquisition was accounted for using the purchase method with the results from operations included in these financial statements from the date of acquisition.

The net assets acquired have been recorded as follows:

Property, plant and equipment	$4,861
Accounts receivable	1,775
Inventory	161
Prepaid expenses	133
Other assets	25
Goodwill (1)	707
Intangible assets (2)	1,950
Accounts payable and accrued charges	(1,778)
Future income taxes	(934)

Net assets acquired	$6,900

(1)       The amount of purchased goodwill is not expected to be deductible for tax purposes.

(2)       Consists of customer relationships and a non-compete agreement.

The goodwill is attributable to the synergies expected to be achieved from integrating the acquired company into the Company’s existing business.

Chief Hauling Contractors Inc.

On June 1, 2008, the Company purchased 100 percent of the common shares of Chief Hauling Contractors Inc. for cash of $14,430,000.  This acquisition expands the Company service offering within the truck transportation segment.  This acquisition was accounted for using the purchase method with the results from operations included in these financial statements from the date of acquisition.

The net assets acquired have been recorded as follows:

Property, plant and equipment	$6,556
Accounts receivable and other assets	2,330
Goodwill (1)	4,733
Intangible assets	3,350
Future income taxes	(2,539)

Net assets acquired	$14,430

(1)       The amount of purchased goodwill is not expected to be deductible for tax purposes.

Gibson Energy Holding ULC

Notes to Consolidated Financial Statements

(tabular amounts in thousands of Canadian dollars, except where noted)

The goodwill is attributable to the synergies expected to be achieved from integrating the acquired company into the Company’s existing business.

10          Goodwill

The changes in the carrying amount of goodwill are as follows:

	Successor
	Year ended December 31, 2010	Year ended December 31, 2009

Opening balance	$433,894	$518,132
Impairment	—	(85,470)
Additions (note 9)	67,249	1,232
Effect of changes in foreign exchange rates	(2,326)	—

Closing balance	$498,817	$433,894

Goodwill represents the excess of the purchase price paid by Gibson over the fair value assigned to the net assets of the Company on the date of the Acquisition plus the goodwill arising on acquisitions since that date.

No impairment was recorded in the year ended December 31, 2010.  However, in the year ended December 31, 2009, when the Company carried out its annual 2009 impairment test, it was determined that the goodwill in the truck transportation segment was impaired by $85,470,000.  The impairment loss, which was recognized in the fourth quarter of 2009, was determined by calculating the fair value of the truck transportation reporting unit based on values of comparable businesses and comparing it to the reporting unit’s book value. The impairment within this segment was largely as a result of a general market downturn and increased competition in the truck transportation segment.  No impairment was recorded in the period from December 13, 2008 to December 31, 2008 and the period from January 1, 2008 to December 12, 2008.

Gibson Energy Holding ULC

Notes to Consolidated Financial Statements

(tabular amounts in thousands of Canadian dollars, except where noted)

11          Accounts payable and accrued charges

Accounts payable and accrued charges include the following items:

	Successor
	December 31, 2010	December 31, 2009

Accounts payable — trade	$294,624	$215,047
Accrued compensation charges	11,736	8,400
GST payable	1,245	862
Risk management liabilities (note 20)	3,252	3,565
Interest payable	14,910	6,000
Due to Hunting (note 22)	53,568	3,215
Other	14,351	17,780
	$393,686	$254,869

12          Asset retirement obligation

The following table presents the reconciliation of the beginning and ending aggregate carrying amount of the obligation associated with the retirement of terminal sites, asphalt refinery and fractionation plant:

	Successor
	Year ended December 31, 2010	Year ended December 31, 2009

Opening balance	$8,287	$5,875
Change in estimated future cash flows	—	1,794
Assumed in business acquisitions	975	—
Accretion expense	608	618
Effect of changes in foreign exchange rates	(26)	—
Reclassified to liabilities related to assets held for sale	(230)	—

Closing balance	$9,614	$8,287

The Company currently estimates the total undiscounted amount, including an inflation factor, of estimated cash flows to settle the future liability for asset retirement obligation to be approximately $81,574,000 and $68,467,000 at December 31, 2010 and December 31, 2009, respectively. These obligations are discounted using a weighted average credit adjusted risk-free rate of 8.5%, an annual inflation rate of 2% and are expected to be settled between 4 to 41 years into the future.

Gibson Energy Holding ULC

Notes to Consolidated Financial Statements

(tabular amounts in thousands of Canadian dollars, except where noted)

13          Credit facilities

On December 12, 2008, concurrent with the Acquisition (note 2), the Company established a revolving credit facility of up to U.S.$65,000,000 (the “Credit facility”), the proceeds of which are available to provide financing for working capital and other general corporate purposes of the Company and its subsidiaries. On October 2, 2009, the Company increased its maximum amount to U.S. $95,000,000.  On January 19, 2010, the Company increased its maximum amount to U.S.$150,000,000.  On September 17, 2010, the Company increased its maximum amount to U.S.$200,000,000, of which up to U.S.$30,000,000 is available to subsidiaries with collateral assets located in the United States.

The Credit facility has a term of four years expiring on December 12, 2012. Borrowings under the Credit facility bear interest at a rate equal to, at the Company’s option, either at LIBOR, the lenders prime rate, the Bankers Acceptance rate or the Above Bank Rate, plus an applicable margin based on a pricing grid. The Company has drawn $43,500,000 and $25,000,000 against the Credit facility, as at December 31, 2010 and 2009, respectively. In addition, the Company has issued Letters of Credit totalling $55,512,000 and $9,800,000 as at December 31, 2010 and 2009, respectively.

Any borrowings under the Credit facility are secured by the Company’s current assets, including, but not limited to, inventory and accounts receivable.

At December 31, 2010 and 2009, the Company had restricted cash of $6,137,000 and $9,754,000, respectively.  The cash is restricted because it has been posted as collateral for certain of the Company’s marketing activities.

14          Long-Term Debt

Long-term debt consists of the following:

	Successor
	December 31, 2010	December 31, 2009

First Lien Senior Secured Notes	$556,976	$586,096
Senior Notes	198,920	—
Debt issue costs and debt discount	(37,742)	(32,154)
	$718,154	$553,942

On December 12, 2008, the Company entered into credit agreements pursuant to which the lenders named therein agreed to extend certain credit facilities to the Company in an aggregate principal amount of U.S.$545,000,000 (the “Bridge Loans”), the proceeds of which were to be used to provide financing for the Acquisition.

On May 27, 2009, the Company issued First Lien Senior Secured Notes (the “First Lien Notes”) in an aggregate principal amount of U.S.$560,000,000. The First Lien Notes have a term of five years expiring on May 27, 2014, and accrue interest at 11.75% per annum, payable semi-annually on June 1 and December 1 of each year. The proceeds from the First Lien Notes were used to repay the Bridge Loans in full. Throughout the term of the First Lien Notes and under certain conditions, the Company has the option to prepay the

Gibson Energy Holding ULC

Notes to Consolidated Financial Statements

(tabular amounts in thousands of Canadian dollars, except where noted)

principal on the First Lien Notes.  Any prepayments made up to May 31, 2013 would be at a premium. All borrowings under the First Lien Notes are collateralized by substantially all of the Company’s property, plant and equipment and all equity interests.

On January 19, 2010, the Company issued 10.0% unsecured Senior Notes (the “Senior Notes”) in an aggregate principal amount of U.S.$200,000,000.  The Senior Notes have a term of eight years expiring on January 19, 2018, and accrue interest at 10.0% per annum, payable semi-annually on July 15 and January 15 of each year. Throughout the term of the Senior Notes and under certain conditions, the Company has the option to prepay the principal on the Senior Notes.  Any prepayment made up to January 14, 2017 would be at a premium.

The effective interest rate on the long-term debt, excluding the accretion of debt issuance costs, was 10.91% and 10.78% for the year ended December 31, 2010 and December 31, 2009, respectively, and 10.62% for the period from December 13, 2008 to December 31, 2008.

In the year ended December 31, 2009, as a result of the repayment of the Bridge Loans, the Company recognized a loss on settlement of $18,517,000 as debt extinguishment costs.

At December 31, 2010, future scheduled principal payments on long-term debt are as follows (in U.S. dollars):

2011	$—
2012	—
2013	—
2014	560,000
2015	—
2016 and after	200,000
Total	$760,000

15          Other long-term liabilities

	Successor
	December 31, 2010	December 31, 2009

Remediation liability	$12,431	$13,015
Post-retirement benefits (note 18)	2,878	2,642
Accrued pension liability (note 18)	346	435
	$15,655	$16,092

The Company is not aware of any potential unasserted environmental remediation claims that may be brought against it. Accruals are recorded when environmental remediation is probable and the costs can be reasonably estimated. A number of factors affect the cost of environmental remediation, including the determination of the extent of contamination, the length of time remediation may require, the complexity of environmental regulations and the advancement of remediation technology. Considering these factors, the Company has estimated the costs of remediation, which will be incurred in future years. The Company believes the provisions made for environmental matters are adequate, however it is reasonably possible that actual costs may exceed the estimated accrual, if the selected methods of remediation do not adequately reduce the contaminates at the refinery and further remedial action is required.

Gibson Energy Holding ULC

Notes to Consolidated Financial Statements

(tabular amounts in thousands of Canadian dollars, except where noted)

16          Related party transactions

Successor

As part of the capitalization of the Company, Riverstone contributed to the Company certain foreign exchange contracts with a negative value of $169,049,000. Subsequent to contributing the contracts, Riverstone settled the contracts and paid the amount due to the counterparties on behalf of the Company.  These transactions were recorded as a non-cash equity distribution and contribution, respectively, to and from Riverstone and had zero net effect on the company’s equity in the period from December 13, 2008 to December 31, 2008.

On December 12, 2008, the Company entered into a Management Agreement with Riverstone. Under the Management Agreement, the Company engaged Riverstone to provide management advisory services in connection with the general business operations of the Company. Total management fees and expenses recognized for the year ended December 31, 2010 and 2009 were $1,042,000 and $1,037,000, respectively, and for the period December 13, 2008 to December 31, 2008 were $52,000. These amounts are included in the General and administrative expenses on the statement of income.

In connection with the Acquisition, the Company paid to Riverstone approximately $15,375,000 relating to transactional fees and expenses, which have been included in the direct costs of the Acquisition.

With respect to companies that Riverstone has a controlling interest or has significant influence on, in the years ended December 31, 2010 and 2009, the Company recognized revenue of $4,471,000 and $21,000 respectively, and purchased product and services of $25,445,000 and $117,000, respectively.  There were no material transactions in the period from December 13, 2008 to December 31, 2008.

In October 2009, two members of senior management began serving as members of the board of directors of Palko Environmental Ltd (“Palko”), formerly known as Deepwell Energy Services Trust.  On February 1, 2010, the Company entered into an agreement with Palko, whereby the Company would provide marketing and transportation services to Palko.  For the years ended December 31, 2010 and December 31, 2009, the Company recognized revenue of $167,000 and $30,000, respectively.  In the years ended December 31, 2010 and December 31, 2009, the Company purchased product from Palko of $3,506,000 and $1,700,000, respectively.  In addition, on June 30, 2010, the Company participated in a private placement financing with Palko for $3,050,000 that allowed the Company to maintain its approximate 39% equity interest in Palko.

The related party transactions noted above have been measured at exchange amounts.

Predecessor

Prior to the Acquisition, the Company borrowed an amount of $157,000,000 from Riverstone, which was used to repay a loan outstanding to an affiliate of Hunting just prior to the Acquisition.

As at December 12, 2008, an amount of $157,000,000 was due to an affiliate of Hunting, Hunting Knightsbridge Holdings Ltd.  Prior to the Acquisition, this amount was repaid in full. Interest on the loans was $8,280,000 for the period January 1, 2008 to December 12, 2008. This amount is included in the interest due to affiliates on the statement of income.

Gibson Energy Holding ULC

Notes to Consolidated Financial Statements

(tabular amounts in thousands of Canadian dollars, except where noted)

H.G. Management Services Ltd., an affiliate of Hunting, charged management fees amounting to $1,692,000 for the period January 1, 2008 to December 12, 2008. The amount is included in the general and administrative expenses on the statement of income.

The related party transactions noted above have been measured at exchange amounts.

17               Income taxes

The income tax provision differs from the amounts, which would be obtained by applying the combined Canadian base federal and provincial income tax rate to income before income taxes. These differences result from the following items:

	Successor			Predecessor
	Year ended December 31, 2010	Year ended December 31, 2009	Period from December 13, 2008 to December 31, 2008	Period from January 1, 2008 to December 12, 2008

Income (loss) before income taxes	$(13,191)	$(75,598)	$6,010	$86,517
Statutory income tax rate	28.00%	29.00%	29.50%	29.50%
Computed income tax provision (recovery)	(3,693)	(21,923)	1,773	25,522
Increase (decrease) in income tax resulting from:
Goodwill impairment, net of tax	—	24,786	—	—
Unrealized foreign exchange gain	(4,732)	(5,310)	(738)	—
Realized foreign exchange gain	(1,021)	(8,898)	—
Non-deductible expenses	190	237	—	734
Stock based compensation	1,296	2,598	—	—
Rate differential on foreign taxes	(1,038)	—	—	—
Non-taxable dividends	(2,083)	—	—	—
Investment tax credits used	—	—	—	294
Other, including revisions in previous tax estimates	444	(3,231)	73	1,288
Rate reductions applied to future income tax liabilities	—	—	—	(1,460)
Rate reduction due to partnership deferral	(2,709)	(908)	(78)	(1,179)
	$(13,346)	$(12,649)	$1,030	$25,199

Income tax provision (recovery)
Current	$2,779	$(226)	$280	$33,981
Future	(16,125)	(12,423)	750	(8,782)
	$(13,346)	$(12,649)	$1,030	$25,199

Effective income tax rate	101.18%	16.73%	17.14%	29.13%

Gibson Energy Holding ULC

Notes to Consolidated Financial Statements

(tabular amounts in thousands of Canadian dollars, except where noted)

The tax effects of the significant components of temporary differences that give rise to future income tax assets and liabilities are as follows:

	Successor
	December 31, 2010	December 31, 2009

Future income tax assets:

Non-capital losses carried forward	$8,042	$1,509
Other items	1,222	410
Asset retirement obligations, net	3,628	4,340
Post-retirement benefits and pension plan accruals	530	475
	13,422	6,734
Less current portion	—	1,509

	$13,422	$5,225

Future income tax liabilities:

Timing of partnership income recognition and related items	$47,890	$46,145
Property, plant and equipment	102,649	112,201
Differences between accounting and tax bases of assets and liabilities	31,542	42,005
Other items	14,536	4,861
	196,617	205,212
Less current portion	177	839

	196,440	204,373

Net future income tax liability	$183,195	$198,478

Income tax losses carry forward

At December 31, 2010 and December 31, 2009, the Company had losses available to offset future income for tax purposes of $22,942,000 and $5,624,000, respectively. The losses expire as follows:

December 31, 2028	$2,689
December 31, 2030	20,253
$22,942

Gibson Energy Holding ULC

Notes to Consolidated Financial Statements

(tabular amounts in thousands of Canadian dollars, except where noted)

18          Pension plans

Defined benefit pension plans

In the valuation of pension and other post retirement benefits (“OPRB”), management utilizes various assumptions. The Company determines its discount rate based on an investment grade bond yield curve with a duration that approximates the benefit payment timing of each plan. This rate can fluctuate based on changes in investment grade bond yields.

The long-term rate of return on plan assets is estimated based on an evaluation of historical returns for each asset category held by the plans, coupled with the current and short-term mix of the investment portfolio. The historical returns are adjusted for expected future market and economic changes. This return will fluctuate based on actual market returns and other economic factors.

The rate of future health care cost increases is based on historical claims and enrolment information projected over the next fiscal year and adjusted for administrative charges. Future compensation rates, withdrawal rates and participant retirement age are determined based on historical information. These assumptions are not expected to significantly change. Mortality rates are determined based on a review of published mortality tables.

The Company’s defined benefit plans are funded based upon the advice of independent actuaries. The pension expense recorded was $257,000 and $297,000 for the year ended December 31, 2010 and 2009, respectively, and $41,000 and $1,456,000 for the period from December 13, 2008 to December 31, 2008 and the period from January 1, 2008 to December 12, 2008, respectively. Funding of the defined benefit plans was $346,000 for the year ended December 31, 2010, $750,000 for the year ended December 31, 2009 and $10,000 and $1,485,000 for the period from December 13, 2008 to December 31, 2008 and the period from January 1, 2008 to December 12, 2008, respectively. As part of the purchase accounting in connection with the Acquisition (note 2), the Company recorded an additional liability of $4,300,000 relating to the projected benefit obligations for one of the defined benefit plans in place at the time of the Acquisition.

Gibson Energy Holding ULC

Notes to Consolidated Financial Statements

(tabular amounts in thousands of Canadian dollars, except where noted)

The Company is required to file an actuarial valuation of its pension plans with the provincial regulator every three years. The most recent actuarial valuation filing was dated December 31, 2009. Based on the most recent actuarial valuation as at December 31, 2010, the status of the plans was as follows:

Accrued benefit obligation

	Successor
	Year ended December 31, 2010		Year ended December 31, 2009
	Defined benefit	OPRB	Defined benefit	OPRB

Accrued benefit obligation, beginning of period	$11,725	$3,092	$24,771	$2,530
Current service cost	176	211	233	248
Interest cost	569	173	586	182
Benefits paid	(417)	(265)	(15,588)	(324)
Actuarial loss (gain)	726	(107)	2,118	1,261
Other	(710)	125	(395)	(805)
Accrued benefit obligation, end of period	$12,069	$3,229	$11,725	$3,092

Plan assets

	Successor
	Year ended December 31, 2010		Year ended December 31, 2009
	Defined benefit	OPRB	Defined benefit	OPRB

Fair value of pension plan assets, beginning of period	$10,514	$—	$15,765	$—
Actual return on plan assets and expected interest	590	—	521	—
Actual and expected contributions	379	265	555	203
Actual and expected benefits paid	(417)	(265)	(6,330)	(203)
Actuarial loss (gain)	(507)	—	3	—
Fair value of pension plan assets, end of period	$10,559	$—	$10,514	$—

Gibson Energy Holding ULC

Notes to Consolidated Financial Statements

(tabular amounts in thousands of Canadian dollars, except where noted)

Accrued benefit asset (liability)

	Successor
	December 31, 2010		December 31, 2009
	Defined benefit	OPRB	Defined benefit	OPRB

Funded status	$(1,510)	$(3,229)	$(1,211)	$(3,092)
Amounts not recognized:
Unamortized net actuarial loss	2,143	1,078	1,563	1,255
Unamortized past service cost	—	(727)	—	(805)
Accrued benefit asset (liability)	$633	$(2,878)	$352	$(2,642)

	Successor
	December 31, 2010		December 31, 2009
	Defined benefit	OPRB	Defined benefit	OPRB
Funded status
Amounts recognized in the balance sheet consist of:
Long-term prepaid benefit	$979	$—	$787	$—
Accrued pension and other post retirement benefits	(346)	(2,878)	(435)	(2,642)
Net amount recognized	$633	$(2,878)	$352	$(2,642)

Prepaid pension and other post retirement benefits are included in long-term prepaid expenses and other assets. Accrued benefit obligations are included in other long-term liabilities.

The significant weighted average actuarial assumptions adopted in measuring the Company’s accrued benefit obligation are as follows:

	2010	2009	2008

Discount rate	5.0%	5.25%	7.0%
Expected long-term rate of return on plan assets	6.5%	6.25-7.0%	3.5 – 7.0%
Rate of compensation increase	3.0%	4.0%	4.0 – 4.5%

The expected long-term return on assets represents the average rate of earnings expected on the pension fund, net of expenses, to provide for the benefits included in the accrued benefit obligation. It is used to calculate the expected return on pension fund assets, which is a component of the pension expense. For purposes of the December 31, 2010 valuation, the expected rate of return on pension fund assets after taking account of investment and routine administrative expenses, is assumed to be 6.5% for the plans.

The difference in present values of pension fund assets and accrued pension benefits is amortized to income over the expected average remaining service life of the employees covered by the plans.

Gibson Energy Holding ULC

Notes to Consolidated Financial Statements

(tabular amounts in thousands of Canadian dollars, except where noted)

The periodic expense for the benefits is as follows:

	Successor						Predecessor
	Year ended December 31, 2010		Year ended December 31, 2009		Period from December 13, 2008 to December 31, 2008		Period from January 1, 2008 to December 12, 2008
	Defined benefit	OPRB	Defined benefit	OPRB	Defined benefit	OPRB	Defined benefit	OPRB

Current service cost	$176	$211	$233	$248	$22	$16	$934	$233
Interest cost	569	173	586	182	48	16	958	153
Actual return on plan assets	(634)	—	(1,077)	—	(234)	—	1,971	—
Actuarial loss (gain) on accrued benefit obligation	726	(107)	2,118	1,261	(1)	—	(1,008)	(574)
Plan amendments	—	—	—	(805)	—	—	—	—
Difference between actual and:
Expected return on plan assets	44	—	555	—	193	—	(2,723)	—
Recognized actuarial gain (loss)	(624)	177	(2,118)	(1,255)	11	—	1,017	—
Difference between amortization of past service costs and actual plan amendments	—	(78)	—	805	2	—	464	—
Amortization of transitional obligation	—	—	—	—	—	—	(157)	—
Defined benefit plan expense	$257	$376	$297	$436	$41	$32	$1,456	$(188)

The average remaining service period of the active employees covered by the defined benefit plan is 5.3 years.

Assumed health care cost trends rates are as follows:

	December 31, 2010	December 31, 2009

Health care cost trend rate for next year	8.0%	8.0%
Rate that the trend rate gradually trends to	5.0%	5.0%
Year that the trend rate reaches the rate which it is expected to remain at	2013	2013

Assumed health care cost trend rates have an effect on the amounts reported for the pension plans. A one-percentage point change in assumed health care cost trend rates would have the following impact:

	One % point increase	One % point decrease

Effect on total of service cost and interest cost	$68	$(53)
Effect on post retirement benefit obligation	368	(296)

Gibson Energy Holding ULC

Notes to Consolidated Financial Statements

(tabular amounts in thousands of Canadian dollars, except where noted)

The Company’s pension plan asset allocation is as follows:

Asset category

	% of Plan Assets as at:
	Successor
	December 31, 2010	December 31, 2009
	Defined benefit	Defined benefit

Equity	59.1	59.8
Bonds	32.9	33.4
Real estate and other	3.0	2.9
Cash and equivalents	5.0	3.9
Total	100.0	100.0

The Company’s overall investment strategy is to achieve an asset mix to meet both near-term and long term benefit payments with a diversification of asset types.  The fair value of the Company’s plan assets are determined by using Level 1 inputs, defined as observable inputs such as quoted prices in active markets.

The Company’s contributions to the pension plans are subject to the results of actuarial valuation. Contributions by participants to the pension and other benefits plan were $17,500 (2009- $28,920).

Estimated future payments under the plan are as follows:

	Defined benefit	OPRB

2011	$425	$298
2012	436	259
2013	500	261
2014	543	225
2015	612	206
2016 - 2020	3,433	1,018
Total	$5,949	$2,267

Defined contribution pension plan

The total expense recorded for the defined contribution pension plans was $3,270,000 and $3,004,000 for 2010 and 2009, $132,000, and $2,525,000 for the period from December 13, 2008 to December 31, 2008 and the period from January 1, 2008 to December 12, 2008, respectively.

Accumulated benefit obligation

	Successor
	December 31, 2010		December 31, 2009
	Defined benefit	OPRB	Defined benefit	OPRB

Accumulated benefit obligation	$11,917	$3,230	$11,189	$3,218

Gibson Energy Holding ULC

Notes to Consolidated Financial Statements

(tabular amounts in thousands of Canadian dollars, except where noted)

19               Stock based compensation plan

Successor

During the year ended December 31, 2009, the Board of Directors adopted the Equity Incentive Plan (the “Plan”) that provides for the issuance of stock options, stock appreciation rights, restricted stock and restricted stock units to employees, directors, consultants, and other associates. The Company reserved a total of 59,739 shares for grants under the Plan. As of December 31, 2010, the Company has only issued stock options to employees participating in the Plan. The options generally vest in equal tranches annually over a period of five years from the date of grant and have a maximum term of ten years. The Company has granted both traditional time-vesting stock options and performance vesting stock options under the Plan. The performance vesting stock options vest and expire under the same terms and service conditions as the time-vesting stock options, with vesting subject to the Company attaining prescribed performance relative to predetermined key financial measures.

The compensation expense charged to operations was $4,629,000 and $8,957,000 for the year ended December 31, 2010 and 2009, respectively. The Company records stock based compensation on a separate expense line item in its statement of income as all of the awards are considered to be corporate expenses and classified as general and administrative expenses.  The weighted-average fair value per stock option granted in the year ended December 31, 2010 and 2009 was $373 and $360, respectively.

A summary of activity under the Plan is set forth below.

	Options Outstanding
	Options Available for Grant	Numbers of Shares	Weighted- Average Exercise Price (in dollars)
Balance at inception	59,739	—	$—
Granted	(54,550)	54,550	1,000

Balance at December 31, 2009	5,189	54,550	1,000

Granted	(4,900)	4,900	1,000
Forfeited	1,936	(1,936)	1,000

Balance at December 31, 2010	2,225	57,514	$1,000

As of December 31, 2010, no options have been exercised since the inception of the Plan. At December 31, 2010 and 2009, total outstanding options vested under the Plan were 15,356 and 9,546, respectively at a weighted-average exercise price of $1,000.

Additional information under the Plan regarding options outstanding as of December 31, 2010 is as follows:

	Outstanding				Exercisable
Range of Exercise Prices (in dollars)	Number Outstanding	Weighted Average Remaining Contractual Life (Years)	Weighted- Average Exercise Price (in dollars)	Aggregate Intrinsic Value (in dollars)	Number Outstanding	Weighted- Average Remaining Contractual Life (Years)	Weighted- Average Exercise Price (in dollars)	Aggregate Intrinsic Value (in dollars)
$1,000	57,514	8.9	$1,000	$21,050,000	15,356	9.0	$1,000	$5,620,000

Gibson Energy Holding ULC

Notes to Consolidated Financial Statements

(tabular amounts in thousands of Canadian dollars, except where noted)

A summary of the Company’s outstanding nonvested options under the Plan are as follows:

	Number of Shares	Weighted- Average Grant date Fair Value (in dollars)
Granted	54,550	$360
Vested	(9,546)	360
Nonvested at December 31, 2009	45,004	360

Granted	4,900	373
Vested	(5,810)	361
Forfeited	(1,936)	360
Nonvested at December 31, 2010	42,158	$361

As of December 31, 2010, there was $7,171,000 of total unrecognized compensation cost related to nonvested awards. The total fair value of options vested during the year ended December 31, 2010 was $2,101,000.

The options were valued using the weighted-average assumptions noted below:

	Year ended December 31,	Year ended December 31,
	2010	2009
Expected dividend rate	0.0%	0.0%
Expected volatility	29.8%	29.4%
Risk-free interest rate	3.3%	2.8%
Expected life of option (years)	6.5	6.5

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable and it requires the input of highly subjective assumptions. Expected volatility of the stock is based on comparable companies in the industry because the Company does not have historical volatility data for its own stock. The expected term of options represents the period of time that options granted are expected to be outstanding. The risk-free rate is based on the Government of Canada’s Canadian Bond Yields with a remaining term equal to the expected life of the options used in the Black-Scholes valuation model. In the future, as the Company gains historical data for volatility in its own stock and the actual term over which employees hold its options, expected volatility and expected term may change, which could substantially change the grant-date fair value of future awards of stock options and, ultimately, the expense the Company records.

Predecessor

Prior to the Acquisition, the Predecessor Company’s parent, Hunting, operated a Hunting Unapproved Share Option Plan, which granted common share options, exercisable into common shares of Hunting, to eligible employees. The vesting of options granted were subject to the achievement of performance targets over a three-year period. Thereafter, the employee, subject to continued employment, had seven years in which to exercise the options. The Predecessor Company made a cash payment to Hunting in an amount that was

Gibson Energy Holding ULC

Notes to Consolidated Financial Statements

(tabular amounts in thousands of Canadian dollars, except where noted)

equivalent to the amount of stock based compensation expense allocated to it during the period. In connection with the Acquisition, all options that were unvested were cancelled and no new options were granted to employees under this plan after the Acquisition date. All outstanding and exercisable options outstanding on the Acquisition date were exercisable within one year, with any unexercised options being cancelled after that date.

The expense recognized relating to the Hunting Unapproved Share Option Plan was $1,801,000 for the period from January 1, 2008 to December 12, 2008. No expense was required after December 12, 2008 as the amounts were fully vested at that date.

In addition, Hunting operated a Long Term Incentive Plan (“LTIP”) that provided for rewards that could be settled either in Hunting stock or cash. Executives were invited to participate in the Company’s LTIP, with the rewards subject to performance conditions.

The LTIP was a performance-linked plan with an incentive pool calculated using the sum of the Group’s after tax operating income after deducting a charge for the after tax cost of capital at a rate of 7% on average shareholders’ funds. The incentive had two components, the first being 2% of the absolute value added, and the second being 5% of the incremental value added. Awards were determined for each participant at the beginning of a three-year performance cycle and were settled at the end of each cycle.

Rewards were based on performance related criteria and once granted, were paid at the end of a three-year period. The Company made a cash payment to the Company’s parent equivalent to the amount of LTIP awards expensed during the year.

The expense recognized attributable to LTIP was $5,290,000 for the period from January 1, 2008 to December 12, 2008.  Benefits under the LTIP were accelerated on the Acquisition, and therefore no expense was recorded for the Hunting LTIP after December 12, 2008.

20          Financial instruments

The Company has financial instruments other than financial contracts consisting of cash and cash equivalents, accounts receivable, accounts payable, credit facility and long-term debt. With the exception of long-term debt, the carrying value of these instruments approximates fair market value due to the relatively short period to maturity or the interest rates attached to the instruments. Long-term debt is carried at amortized cost using the effective interest method of amortization. The estimated fair market value of long-term debt at December 31, 2010, based on market information, was U.S. $821,800,000.

The fair value of risk management assets and liabilities were as follows:

			Successor
			December 31, 2010	December 31, 2009
Financial Assets
	Held for Trading	Risk Management Assets	$1,812	$752

Financial Liabilities
	Held for Trading	Risk Management Liabilities	$3,252	$3,565

Gibson Energy Holding ULC

Notes to Consolidated Financial Statements

(tabular amounts in thousands of Canadian dollars, except where noted)

Fair value measures

The Company’s derivatives instruments consist of financially settled commodity futures, options, swap contracts and foreign currency forward contracts. The value of the Company’s risk management contracts are determined using inputs that are either readily available in public markets or are quoted by counterparties to these contracts. In situations where the Company obtains inputs via quotes from its counterparties, these quotes are verified for reasonableness via similar quotes from another source for each date for which financial statements are presented. The Company has consistently applied these valuation techniques in all periods presented and the Company believes it has obtained the most accurate information available for the types of derivative contracts held. The Company has categorized the inputs for these contracts as Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; or Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

The fair value of derivative contracts at December 31, 2010 was:

	Total	Level 1	Level 2	Level 3
Assets from commodity derivative contracts
Commodity swaps	$1,029	$—	$1,029	$—
Foreign currency forward contracts	783	—	783	—
Total assets	$1,812	$—	$1,812	$—

Liabilities from commodity derivative contracts
Commodity futures	$1,599	$1,599	$—	$—
Commodity swaps	122	—	122	—
Electricity swaps	1,463	—	1,463	—
Foreign currency forward contracts	68	—	68	—
Total liabilities	$3,252	$1,599	$1,653	$—

The fair value of derivative contracts at December 31, 2009 was:

	Total	Level 1	Level 2	Level 3
Assets from commodity derivative contracts
Commodity futures	$8	$8	$—	$—
Commodity swaps	157	—	157	—
Foreign currency forward contracts	587	—	587	—
Total assets	$752	$8	$744	$—

Liabilities from commodity derivative contracts
Commodity futures	$1,453	$1,453	$—	$—
Electricity swaps	2,112	—	2,112	—
Total liabilities	$3,565	$1,453	$2,112	$—

Gibson Energy Holding ULC

Notes to Consolidated Financial Statements

(tabular amounts in thousands of Canadian dollars, except where noted)

The following is a summary of the Company’s risk management contracts outstanding, along with their carrying value and fair value at December 31, 2010:

Crude Oil & Crude Oil Related Risk Management

The Company has entered into crude oil futures and swap contracts to manage the price risk associated with sales, purchases, and inventories of crude oil and petroleum products. One contract corresponds to 1,000 barrels (“bbls”).

WTI Futures

Term	Contract	Volume (Contracts) bbls	Weighted Average U.S.$/unit	Fair Value

January 2011	Bought Futures	75	$90.46
January 2011 – February 2011	Sold Futures	720	89.14
				$(1,599)

ClearPort-WTI to Mt. Belvieu Propane Swaps

Term	Contract	Volume (bbls)	U.S.$/bbl	Fair Value

January 2011 – December 2011	Sold WTI	5	$83.77
	Bought Propane	10	40.95
April 2011 – September 2011	Bought WTI	5	77.31
	Sold Propane	10	39.59
				$532

ClearPort-Conway to Mt. Belvieu Butane Swap

Term	Contract	Volume (bbls)	U.S.$/bbl	Fair Value

January 2011 – February 2011	Bought Conway	10	$70.56
	Sold Belvieu	10	71.82
				$(17)

Gibson Energy Holding ULC

Notes to Consolidated Financial Statements

(tabular amounts in thousands of Canadian dollars, except where noted)

ClearPort-WTI to Mt. Belvieu Butane Swaps

Term	Contract	Volume (bbls)	U.S.$/bbl	Fair Value

January 2011 – February 2011	Sold WTI	16	89.52
	Bought Butane	20	71.76
January 2011 – February 2011	Sold WTI	16	89.84
	Bought Butane	20	71.87
January 2011 – December 2011	Sold WTI	10	78.40
	Bought Butane	15	54.37
January 2011 – December 2011	Sold WTI	7	86.06
	Bought Butane	10	59.64
January 2011 – December 2011	Sold WTI	7	83.01
	Bought Butane	10	57.28
January 2011 – December 2011	Bought WTI	7	81.33
	Sold Butane	10	57.70
January 2011 – December 2011	Bought WTI	7	81.55
	Sold Butane	10	57.54
January 2011 – December 2011	Bought WTI	7	82.23
	Sold Butane	10	58.59
January 2011 – December 2011	Bought WTI	3	80.09
	Sold Butane	5	57.07
January 2011 – December 2011	Sold WTI	7	89.02
	Bought Butane	10	63.47
January 2011 – December 2011	Sold WTI	7	85.94
	Bought Butane	10	65.10
January 2011 – December 2011	Bought WTI	7	85.95
	Sold Butane	10	61.58
January 2011 – December 2011	Bought WTI	7	83.34
	Sold Butane	10	63.63
				$392

Foreign Currency Exchange Rate Risk Management

The Company has entered into forward contracts to sell U.S. dollars in exchange for Canadian dollars to fix the exchange rate on its estimated future net cash flows denominated in U.S. dollars.  The Company has also entered into forward contracts to buy U.S. dollars to fix the exchange rate on a portion of the future interest payments on debt denominated in U.S. dollars.

USD Forwards

Term	Contract	Volume U.S.$	Weighted average exchange rate (CAD$/U.S.$)	Fair value

January 25, 2011	Forward sell	47,500,000	$1.0074
				$783
January 14, 2011	Forward buy	7,500,000	0.9999
				(68)

Gibson Energy Holding ULC

Notes to Consolidated Financial Statements

(tabular amounts in thousands of Canadian dollars, except where noted)

Electricity Risk Management

The Company is a party to a financial swap contract to fix the level of anticipated electricity costs that are price sensitive to the Alberta Electric System Operator (AESO) Pool Price. If the actual AESO Pool Price is greater than $80.49 /megawatt hour, the Company receives the difference between that price and $80.49. If the actual AESO Pool Price is less than $80.49, the Company pays the difference between that price and $80.49. The contract is for 3 megawatts, 24 hours per day, seven days per week, with a remaining term to December 31, 2012.

AESO electricity swap

Term	Contract	Volume Megawatt hour /day	$/ Megawatt hour	Fair Value

January 1, 2011 – December 31, 2012	Bought Fixed Price	72	$80.49	$(1,463)

Interest and commodity price risk

The Company’s net income and cash flows are subject to volatility stemming from changes in interest rates on the variable rate debt obligations and fluctuations in commodity prices of crude oil and petroleum products. The Company’s interest rate risk exposure does not exist within any of the segments, but exists at the corporate level where the variable rate debt obligations are issued. The Company uses derivative financial instruments (i.e., futures, forwards, swaps, options and other financial instruments with similar characteristics) to manage the risks associated with market fluctuations in commodity prices and interest rates, as well as reduce volatility of cash flows. Based on the Company’s risk management policies, all of the derivative financial instruments are employed in connection with an underlying asset, liability and/or forecasted transaction and are not entered into with the objective of speculating on interest rates or commodity prices.

Balance sheet presentation of derivative financial instruments

The fair values of derivative financial instruments in the Company’s balance sheet were as follows:

	Successor
	December 31, 2010	December 31, 2009
Current
Accounts receivable	$1,812	$752
Accounts payable and accrued charges	(3,252)	(3,565)
	$(1,440)	$(2,813)

Gibson Energy Holding ULC

Notes to Consolidated Financial Statements

(tabular amounts in thousands of Canadian dollars, except where noted)

Financial Risk Factors

The Company’s activities expose it to certain financial risks, including currency risk, fair value interest rate risk, cash flow interest risk and commodity price risk, credit risk and liquidity risk. The Company’s risk management strategy seeks to minimize potential adverse effects on its financial performance. As part of its strategy, both primary and derivative financial instruments are used to hedge its risk exposures.

There are clearly defined objectives and principles for managing financial risk, with policies, parameters and procedures covering the specific areas of funding, banking relationships, interest rate exposures and cash management. The Company’s treasury function is responsible for implementing the policies and providing a centralised service to the Company for identifying, evaluating, and monitoring financial risks.

a)              Foreign Exchange Risk

Foreign exchange risks arise from future transactions and cash flows and from recognized monetary assets and liabilities that are not denominated in the functional currency of the Company’s operations.

The exposure to exchange rate movements in significant future transactions and cash flows is managed using forward foreign exchange contracts, currency options and currency swaps. These derivatives have not been designated as hedges. No speculative positions are entered into by the Company.

(b) Interest Rate Risk

Interest rate risk is the risk that the value of a financial instrument will be affected by changes in market interest rates. Prior to the issuance of the First Lien Notes, the long-term debt was a floating rate loan. However, the First Lien Notes issued accrue interest at a fixed rate of 11.75% per annum and the Senior Notes accrue interest at a fixed rate of 10.0% per annum. Under the Credit facility, the Company is subject to interest rate risk as borrowings bear interest at a rate equal to, at the Company’s option, either LIBOR, the prime rate, the Bankers Acceptance rate or the Above Bank Rate, plus an applicable margin based on a pricing grid.

(c) Commodity price risk

The Company is exposed to changes in the price of oil, oil related products, gas and electricity commodities and these are monitored regularly. Oil and gas price futures, options and swaps are used to manage the exposure to oil and gas price movements. These derivatives are not designated as hedges. An electricity price swap is used to manage the exposure to electricity prices in Canada and is marked to market each period.

(d) Credit risk

The Company’s credit risk arises from its outstanding accounts receivables. A significant portion of the Company’s trade receivables are due from entities in the oil and gas industry. Concentration of credit risk is mitigated by having a broad customer base and by dealing with credit-worthy counterparties in accordance with established credit approval practices. The Company actively monitors the financial strength of its customers, and in select cases has tightened credit terms to minimize the risk of default on accounts receivable. In addition, the Company maintains accounts receivable insurance for customers with an approved credit limit from $200,000 to $10,000,000.  Allowance for doubtful accounts was $2,157,000 and $386,000 at December 31, 2010 and December 31, 2009, respectively (note 3). At December 31, 2010, approximately

Gibson Energy Holding ULC

Notes to Consolidated Financial Statements

(tabular amounts in thousands of Canadian dollars, except where noted)

7.0% of trade receivables are past due but considered to be not impaired. The maximum exposure to credit risk related to accounts receivable is their carrying value, as disclosed in the financial statements.

The Company establishes guidelines for customer credit limits and terms. The Company provides adequate provisions for expected losses from the credit risks associated with trade accounts receivables. The provision is based on an individual account-by-account analysis and prior credit history.

The Company is exposed to credit risk associated with possible non-performance by derivative instrument counterparties. The Company does not generally require collateral from its counterparties, but believes the risk of non-performance is minimal. The counterparties are major financial institutions or commodity brokers, with investment grade credit ratings as determined by recognized credit rating agencies.

The Company’s cash equivalents are placed in high-quality commercial paper, money market funds and time deposits with major international banks and financial institutions.

(e) Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. This risk relates to the Company’s ability to generate or obtain sufficient cash or cash equivalents to satisfy these financial obligations as they become due. The Company’s process for managing liquidity risk include preparing and monitoring capital and operating budgets, coordinating and authorizing project expenditures, and authorization of contractual agreements. The Company seeks additional financing based on the results of these processes. The budgets are updated with forecasts when required as conditions change. Sufficient funds and the Credit facility are available to satisfy both the Company’s long and short-term requirements. The Credit facility totals U.S.$200,000,000 and at December 31, 2010 there was $43,500,000 drawn against the facility. In addition, the Company has issued Letters of Credit totaling $55,512,000 as at December 31, 2010.

Set out below is maturity analyses of certain of the Company’s financial liabilities as recorded on the balance sheet at December 31, 2010. The maturity dates are the contractual maturities of the financial liabilities and the amounts are the contractual, undiscounted cash flows.

	On demand or within one year	Between two and five years	After five years	Total

Financial Liabilities
Credit facility	$43,500	$—	$—	$43,500
Accounts payable and accrued charges	378,776	—	—	378,776
Long-term debt	—	556,976	198,920	755,896
Accrued interest on long-term debt	14,910	—	—	14,910
Total financial liabilities	$437,186	$556,976	$198,920	$1,193,082

(f) Sensitivity analysis

The following sensitivity analysis is intended to illustrate the sensitivity to changes in market variables on the Company’s financial instruments and show the impact on profit or loss and shareholders’ equity. Financial instruments affected by market risk include borrowings, deposits and derivative financial instruments. The

Gibson Energy Holding ULC

Notes to Consolidated Financial Statements

(tabular amounts in thousands of Canadian dollars, except where noted)

sensitivity analysis relates to the position as at December 31, 2010. The analysis excludes the impact of movements in market variables on the carrying value of pension and other post retirement obligations.

In calculating the sensitivity analysis, it has been assumed that the carrying values of financial assets and liabilities carried at amortized cost do not change as interest rates change.

Commodity price sensitivity

The following table summarizes the change in fair value of the Company’s risk management positions to fluctuations in commodity prices, leaving all other variables constant. The Company believes a 15% volatility in crude oil related prices and a 10% volatility in electricity prices, are reasonable assumptions. Changes in commodity prices could have resulted in the following unrealized gains (losses) impacting net income.

	Favorable 15% Change		Unfavorable 15% Change
	December 31, 2010	December 31, 2009	December 31, 2010	December 31, 2009
Crude oil related contracts	$6,005	$3,335	$(6,005)	$(3,335)

	Favorable 10% Change		Unfavorable 10% Change
	December 31, 2010	December 31, 2009	December 31, 2010	December 31, 2009
Electricity contracts	$187	$292	$(187)	$(292)

The movements in the statement of income arise from changes in the fair value of light crude oil futures and swaps, natural gasoline swaps, butane swaps and propane swaps as a result of changes in the crude oil price. These instruments have not been designated in a hedge relationship, but will offset future transactions.

Foreign currency exchange rate sensitivity

If the Canadian dollar strengthened or weakened by 5%, relative to the U.S. dollar, the impact on net income would be as follows:

	Favorable 5% Change		Unfavorable 5% Change
	December 31, 2010	December 31, 2009	December 31, 2010	December 31, 2009

USD Forwards	$1,440	$1,003	$(1,440)	$(1,003)
Long-term debt	32,504	25,056	(32,504)	(25,056)

Capital management

The Company’s objectives when managing its capital structure are to maintain financial flexibility so as to preserve the Company’s ability to meet its financial obligations and to finance internally generated growth as well as potential acquisitions.

The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. The Company considers its capital structure to include shareholders’ equity, long-term debt, the Credit facility and working capital. To maintain or adjust the

Gibson Energy Holding ULC

Notes to Consolidated Financial Statements

(tabular amounts in thousands of Canadian dollars, except where noted)

capital structure, the Company may raise debt or equity and/or adjust its capital spending to manage its current and projected debt levels.

The terms of the Credit facility require the Company to comply with financial covenants when the available amount under the facility is less than 15% of the facility, including maintaining a fixed charge coverage ratio. If the Company fails to comply with this covenant, the lenders may declare an event of default under the facility. At December 31, 2010, this covenant was not applicable as the amount available was not less than 15% of the facility.

At December 31, 2010, the Company did not meet the interest coverage ratio applicable under the terms of the First Lien Notes and Senior Notes. As a result, the Company is unable to incur certain additional indebtedness or to make certain acquisitions until the Company meets or exceeds the interest coverage ratio.

21               Net change in non-cash working capital

	Successor			Predecessor
	Year ended December 31, 2010	Year ended December 31, 2009	Period from December 13, 2008 to December 31, 2008	Period from January 1, 2008 to December 12, 2008
Decrease (increase) in current assets
Accounts receivable	$(12,733)	$(23,381)	$200,168	$(125,683)
Inventories	(79,094)	(41,570)	6,928	31,279
Income taxes receivable	(41,757)	(1,818)	(4,872)	(1,715)
Prepaid expenses	(1,915)	3,917	(2,473)	1,484
	(135,499)	(62,852)	199,751	(94,635)
Increase (decrease) in current liabilities
Accounts payable and accrued charges	100,671	(20,619)	170,285	91,406
Deferred revenue	41,296	4,983	—	(199)
Income taxes payable	(7,226)	8,443	—	—
	134,741	(7,193)	170,285	91,207
Net change in non-cash working capital related to operating activities	$(758)	$(70,045)	$29,466	$(3,428)

Other disclosures:
Interest paid	$78,887	$65,275	$—	$8,733
Income taxes paid (note 22)	43,533	1,877	(246)	38,094
Non-cash contribution of foreign exchange contracts (note 16)	—	—	(169,049)	—
Settlement of the foreign exchange contracts by the Company’s parent (note 16)	—	—	169,049	—
Shares issued in connection with the Acquisition	—	—	100,000	—
Non-cash settlement of purchase price	—	—	157,000	—

Gibson Energy Holding ULC

Notes to Consolidated Financial Statements

(tabular amounts in thousands of Canadian dollars, except where noted)

22          Commitments and contingencies

Commitments

The Company is subject to certain commitments regarding future operating leases. There are operating lease commitments relating to railway tank cars, vehicles, computer hardware, field buildings and office space. These leases expire at various dates over the next 10 years.  The minimum payments required under these commitments, net of sub-lease income, are as follows:

Total

2011	$18,300
2012	15,946
2013	12,256
2014	10,375
2015	10,214
$67,091

Expenses related to operating leases were $21,675,000 for 2010, $15,753,000 for 2009, $683,000 and $12,455,000 for the period from December 13, 2008 to December 31, 2008 and the period from January 1, 2008 to December 12, 2008, respectively.

Contingencies

Two subsidiaries of the Company are currently undergoing various income tax related audits. While the final outcome of such audits cannot be predicted with certainty, it is the opinion of management that the resolution of these audits will not have a material impact on the Company’s consolidated financial position or results of operations. As part of the Acquisition described in Note 2, Hunting has indemnified the Company for the pre-closing period impact of these audits.  Included in income tax receivable and accounts payable and accrued charges (note 11) as at December 31, 2010 is $53,568,000, whereby Hunting paid the Company and the Company paid the tax assessments relative to these audits.

The Company is subject to various regulatory and statutory requirements relating to the protection of the environment. These requirements, in addition to the contractual agreements and management decisions, result in the recognition of estimated asset retirement obligations. Estimates of asset retirement obligation costs can change significantly based on such factors as operating experience and changes in legislation and regulations.

Gibson Energy Holding ULC

Notes to Consolidated Financial Statements

(tabular amounts in thousands of Canadian dollars, except where noted)

23          Share Capital

	Common Shares		Preferred Shares
	Shares	Amount	Shares	Amount
Predecessor

Balance as at December 31, 2007	405,000	405	—	—
Balance as at December 12, 2008	405,000	$405	—	$—

Successor
Issuance of common shares in connection with the Acquisition	537,656	$537,656	—	$—
Issuance of preferred shares in connection with the Acquisition	—	—	100,000	100,000
Dividends on preferred shares	—	—	—	625
Balance as at December 31, 2008	537,656	537,656	100,000	100,625
Dividends on preferred shares	—	—	—	12,409
Balance as at December 31, 2009	537,656	537,656	100,000	113,034
Dividends on preferred shares	—	—	—	14,034
Balance as at December 31, 2010	537,656	$537,656	100,000	$127,068

Common shares

The authorized common shares of the Company consist of an unlimited number of Class A and Class B Common shares.

The Class A common shares shall entitle the holder to one vote per share; entitle the holder to such dividends as the Board of Directors may from time to time declare; in the event of a liquidation event or sale transaction and subject to the conditions of the Class B common shares and Preferred Shares, entitle the holder to the surplus assets of the Company.

The Class B common shares shall entitle the holder to one vote per share; entitle the holder to such dividends as the Board of Directors may from time to time declare; in the event of a liquidation event or sale transaction and before any payment or distribution is made to any other classes, entitle the holder to an amount equal to the greater of (i) the aggregate accreted value of the preferred shares that were converted into Class B common shares or (ii) the product of the number of Class B shares outstanding at that time and the Class A common share amount; in the event of a public offering of common shares resulting in net proceeds of U.S.$100,000,000, entitle the holder of each share to automatically convert into Class A common shares equal to the greater of (i) one or (ii) the accreted value of the preferred shares converted into Class B common shares on the conversion date divided by the offering price for the common shares.

Gibson Energy Holding ULC

Notes to Consolidated Financial Statements

(tabular amounts in thousands of Canadian dollars, except where noted)

Preferred shares

The authorized preferred shares of the Company consist of 100,000 preferred shares. The key terms of the preferred shares, which were amended on December 9, 2010, are as follows:

Rank.  The preferred shares shall, for all purposes, rank senior to the existing common shares and to common shares created in the future.

Voting rights.  The holders of the preferred shares have no voting rights.

Dividends.  The holders of the preferred shares are entitled to receive a mandatory cumulative dividend at an annual rate of 12% of the accreted value for each preferred share until December 12, 2010. From December 13, 2010 to September 1, 2011 the annual rate increases to 13% of the accreted value for each preferred share. Unless otherwise determined by the Board of Directors, the accrued dividends shall not be paid in cash but instead shall compound and be added to the accreted value of the preferred shares on a semi-annual basis. The Company is not permitted to declare or pay any dividends to the holder of common shares as long as the preferred shares are outstanding.

Redemption.  At any time prior to September 1, 2011, the Company can elect to redeem the preferred shares for a cash payment equal to the issue price per share, plus all unpaid dividends that have accrued. If the preferred shares are not redeemed by the Company by September 1, 2011, $10,000,000 will be added to the accreted value at that date.

Conversion.  The preferred shares are automatically convertible into Class B common shares if the preferred shares are outstanding at September 1, 2011. Each preferred share shall be convertible into such number of Class B common shares as is determined by dividing the accreted value of the preferred shares plus all accrued dividends at September 1, 2011 by $1,000.

Liquidation preference.  In the event of a liquidation event or sale transaction, each preferred share holder shall be entitled to receive for each of its preferred shares, out of any lawfully available assets of the Company, in preference to the holders of common shares and any other preferred shares, an amount equal to the face amount plus any accrued and unpaid dividends due on such preferred shares.

Gibson Energy Holding ULC

Notes to Consolidated Financial Statements

(tabular amounts in thousands of Canadian dollars, except where noted)

24          Segmental information

The Company has defined its operations into the following operating segments: (i) Terminals and Pipelines, (ii) Truck Transportation, (iii) Propane and NGL Marketing and Distribution, (iv) Processing and Wellsite Fluids, and (v) Marketing.

Terminals and pipelines includes the tariff-based pipeline services and fee-based storage and terminalling services for crude oil, condensate and refined products. The Company owns and operates pipelines and custom blending terminals, which are strategically located throughout Alberta and Saskatchewan, injection stations which are located in the United States and major storage terminals located at Edmonton and Hardisty, which are the principal hubs for moving oil products out of the Western Canadian Sedimentary Basin.

Truck transportation includes the hauling services for crude, condensate, propane, butane, asphalt, methanol, sulfur, petroleum coke, gypsum and drilling fluids in Western Canada and the United States.

Propane and NGL marketing and distribution includes a retail propane distribution operation and a wholesale business that includes a wholesale propane distribution and NGL marketing business. The retail operations sell propane to residential and industrial customers, while the wholesale operations sell to larger customers who are not usually end users of the product.

Processing and wellsite fluids includes the refining and marketing of a variety of products, including several grades of road asphalt, wellsite fluids, tops, and roofing flux.

Marketing includes the purchasing, selling, storing, and blending of crude oil, condensate and natural gas, taking advantage of specific location, quality, or time based arbitrage opportunities and enhancing the overall profitability of its operations.

These operating segments of the Company have been derived because they are the segments (a) that engage in business activities from which revenues are earned and expenses are incurred; (b) whose operating results are regularly reviewed by the Company’s chief operating decision makers to make decisions about resources to be allocated to each segment and assess its performance; and (c) for which discrete financial information is available. No operating segments were aggregated to arrive at the reportable segments.

In 2010, the Company re-evaluated how it internally manages its business and, in turn, made changes within the operating segments.  More specifically, the Company realigned the operations of the NGL marketing business and the fractionation plant from the marketing and terminals and pipelines segments, respectively, to the propane and NGL marketing and distribution segment.  As a result, historical segment information has been revised to align with the new operating segments.

Inter-segmental transactions are eliminated upon consolidation. No margins are recognized on inter-segmental transactions.

Accounting policies used for segment reporting are consistent with the accounting policies used for the preparation of the Company’s financial statements.

Gibson Energy Holding ULC

Notes to Consolidated Financial Statements

(tabular amounts in thousands of Canadian dollars, except where noted)

Successor

Year Ended December 31, 2010	Marketing	Truck Transportation	Terminals & Pipelines	Propane & NGL Marketing & Distribution	Processing & Wellsite Fluids	Corporate & other reconciling balances	Total
Statement of income (loss)
Revenue - external and inter-segmental	$2,928,133	$351,568	$903,100	$759,134	$418,897	$—	$5,360,832
Revenue - inter-segmental	(538,230)	(49,201)	(857,668)	(124,787)	(112,958)	—	(1,682,844)
Revenue - external	2,389,903	302,367	45,432	634,347	305,939	—	3,677,988

Cost of product & service — external & inter-segmental	2,908,153	239,155	838,574	685,366	365,995	—	5,037,243
Operating and other costs	11,856	59,102	23,283	38,900	19,019	—	152,160
Cost of product & service — inter-segmental	(538,230)	(49,201)	(857,668)	(124,787)	(112,958)	—	(1,682,844)
Cost of sales-external	2,381,779	249,056	4,189	599,479	272,056	—	3,506,559

	8,124	53,311	41,243	34,868	33,883	—	171,429

Foreign exchange loss (gain)	94	(2)	—	342	(259)	—	175
Gain on sale of assets	—	—	(2)	(34)	(1)	—	(37)
Loss from equity investments	—	—	697	217	—	—	914
Segmental operating profit	8,030	53,313	40,548	34,343	34,143	—	170,377

Depreciation of property, plant and equipment	2,026	22,117	24,955	7,095	6,010	2,765	64,968
Amortization of intangible assets	677	11,332	2,431	5,468	9,269	—	29,177
General and administrative	—	—	—	—	—	24,935	24,935
Stock based compensation	—	—	—	—	—	4,629	4,629
Accretion expense	—	—	—	—	—	787	787
Foreign exchange gain	—	—	—	—	—	(40,055)	(40,055)
Interest expense	—	—	—	—	—	99,451	99,451
Interest income	—	—	—	—	—	(324)	(324)
Income tax recovery	—	—	—	—	—	(13,346)	(13,346)
Net income	$5,327	$19,864	$13,162	$21,780	$18,864	$(78,842)	$155

Non-current assets
Property, plant and equipment	$766	$143,609	$317,349	$80,137	$90,616	$20,408	$652,885
Goodwill	43,555	45,810	199,867	91,921	117,664	—	498,817
Intangible assets	3,617	72,139	17,955	31,149	29,750	—	154,610
Other segmental items
Capital expenditures:
Property, plant and equipment	111	18,894	15,817	8,954	9,464	8,442	61,682
Intangible assets	—	44,816	1,512	12,293	—	—	58,621
Goodwill	—	42,155	1,587	23,507	—	—	67,249
Total assets	342,874	322,005	581,920	348,851	315,049	112,066	2,022,765

Gibson Energy Holding ULC

Notes to Consolidated Financial Statements

(tabular amounts in thousands of Canadian dollars, except where noted)

Successor

Year Ended December 31, 2009	Marketing	Truck Transportation	Terminals & Pipelines	Propane & NGL Marketing & Distribution	Processing & Wellsite Fluids	Corporate & other reconciling balances	Total
Statement of income (loss)
Revenue - external and inter-segmental	$2,989,881	$229,258	$597,500	$492,360	$335,394	$—	$4,644,393
Revenue - inter-segmental	(414,591)	(43,788)	(549,139)	(71,233)	(111,505)	—	(1,190,256)
Revenue - external	2,575,290	185,470	48,361	421,127	223,889	—	3,454,137

Cost of product & service — external & inter-segmental	2,964,879	151,555	526,150	416,053	291,712	—	4,350,349
Operating and other costs	10,946	44,980	24,316	36,266	15,820	—	132,328
Cost of product & service — inter-segmental	(414,591)	(43,788)	(549,139)	(71,233)	(111,505)	—	(1,190,256)
Cost of sales-external	2,561,234	152,747	1,327	381,086	196,027	—	3,292,421

	14,056	32,723	47,034	40,041	27,862	—	161,716

Foreign exchange loss (gain)	941	4	(1)	1,330	(1,134)	—	1,140
Gain on sale of assets	—	(78)	—	(12)	—	—	(90)
Loss (income) from equity investments	—	—	111	(57)	—	—	54
Segmental operating profit	13,115	32,797	46,924	38,780	28,996	—	160,612

Depreciation of property, plant and equipment	1,984	17,318	23,446	5,542	5,638	2,636	56,564
Amortization of intangible assets	671	9,772	2,258	3,652	9,394	—	25,747
General and administrative	—	—	—	—	—	24,731	24,731
Stock based compensation	—	—	—	—	—	8,957	8,957
Impairment of goodwill and intangible assets	—	114,115	—	—	—	—	114,115
Accretion expense	—	—	—	—	—	785	785
Foreign exchange gain	—	—	—	—	—	(93,821)	(93,821)
Debt extinguishment costs	—	—	—	—	—	18,517	18,517
Interest expense	—	—	—	—	—	80,868	80,868
Interest income	—	—	—	—	—	(253)	(253)
Income tax recovery	—	—	—	—	—	(12,649)	(12,649)
Net income (loss)	$10,460	$(108,408)	$21,220	$29,586	$13,964	$(29,771)	$(62,949)

Non-current assets
Property, plant and equipment	$35,192	$110,275	$274,009	$77,524	$87,028	$14,798	$598,826
Goodwill	43,555	5,020	198,343	69,312	117,664	—	433,894
Intangible assets	4,295	39,950	18,925	24,766	39,019	—	126,955
Other segmental items
Capital expenditures:
Property, plant and equipment	612	10,276	7,046	8,983	7,995	2,055	36,967
Intangible assets	—	1,950	—	1,020	—	—	2,970
Goodwill	—	707	—	525	—	—	1,232
Total assets	312,708	190,345	510,225	265,645	304,665	90,306	1,673,894

Gibson Energy Holding ULC

Notes to Consolidated Financial Statements

(tabular amounts in thousands of Canadian dollars, except where noted)

Successor

Period from December 13, 2008 to December 31, 2008	Marketing	Truck Transportation	Terminals & Pipelines	Propane & NGL Marketing & Distribution	Processing & Wellsite Fluids	Corporate & other reconciling balances	Total
Statement of income
Revenue - external and inter-segmental	$86,876	$14,582	$18,488	$34,693	$16,464	$—	$171,103
Revenue - inter-segmental	(9,350)	(1,992)	(14,104)	(5,409)	(4,777)	—	(35,632)
Revenue - external	77,526	12,590	4,384	29,284	11,687	—	135,471

Cost of product & service — external & inter-segmental	89,549	9,672	16,032	27,873	12,918	—	156,044
Operating and other costs	—	2,525	(17)	1,527	525	—	4,560
Cost of product & service — inter-segmental	(9,350)	(1,992)	(14,104)	(5,409)	(4,777)	—	(35,632)
Cost of sales-external	80,199	10,205	1,911	23,991	8,666	—	124,972

	(2,673)	2,385	2,473	5,293	3,021	—	10,499

Foreign exchange (gain) loss	(565)	—	—	212	262	—	(91)
Loss on sale of assets	—	—	—	18	—	—	18
Loss from equity investments	—	—	10	11	—	—	21
Segmental operating profit (loss)	(2,108)	2,385	2,463	5,052	2,759	—	10,551

Depreciation of property, plant and equipment	182	939	1,708	271	303	155	3,558
Amortization of intangible assets	34	483	117	178	511	—	1,323
General and administrative	—	—	—	—	—	615	615
Accretion expense	—	—	—	—	—	22	22
Foreign exchange gain	—	—	—	—	—	(4,396)	(4,396)
Interest expense	—	—	—	—	—	3,431	3,431
Interest income	—	—	—	—	—	(12)	(12)
Income tax expense	—	—	—	—	—	1,030	1,030
Net income (loss)	$(2,324)	$963	$638	$4,603	$1,945	$(845)	$4,980

Non-current assets
Property, plant and equipment	$35,883	$114,464	$298,289	$66,782	$82,375	$15,187	$603,980
Goodwill	68,155	89,783	198,343	44,187	117,664	—	518,132
Intangible assets	4,966	76,440	21,183	27,399	48,389	—	178,377
Other segmental items
Capital expenditures:
Property, plant and equipment	114	220	813	514	1,235	87	2,983
Total assets	247,883	342,446	507,477	280,763	292,743	178,388	1,849,700

Gibson Energy Holding ULC

Notes to Consolidated Financial Statements

(tabular amounts in thousands of Canadian dollars, except where noted)

Predecessor

Period from January 1, 2008 to December 12, 2008	Marketing	Truck Transportation	Terminals & Pipelines	Propane & NGL Marketing & Distribution	Processing & Wellsite Fluids	Corporate & other reconciling balances	Total
Statement of income
Revenue - external and inter-segmental	$3,889,232	$286,797	$871,505	$667,687	$523,943	$—	$6,239,164
Revenue - inter-segmental	(434,004)	(34,248)	(739,366)	(207,885)	(174,996)	—	(1,590,499)
Revenue - external	3,455,228	252,549	132,139	459,802	348,947	—	4,648,665

Cost of product & service — external & inter-segmental	3,864,691	181,254	809,226	606,453	466,756	—	5,928,380
Operating and other costs	11,829	59,306	19,738	34,894	27,491	—	153,258
Cost of product & service — inter-segmental	(434,004)	(34,248)	(739,366)	(207,885)	(174,996)	—	(1,590,499)
Cost of sales-external	3,442,516	206,312	89,598	433,462	319,251	—	4,491,139

	12,712	46,237	42,541	26,340	29,696	—	157,526

Foreign exchange (gain) loss	(3,025)	2	(2)	(910)	3,402	—	(533)
Loss (gain) on sale of assets	77	(82)	(42)	(63)	2	—	(108)
Loss from equity investments	—	—	134	202	—	—	336
Segmental operating profit	15,660	46,317	42,451	27,111	26,292	—	157,831

Depreciation of property, plant and equipment	1,191	8,302	7,678	4,749	3,666	2,811	28,397
Amortization of intangible assets	—	652	—	1,718	739	—	3,109
General and administrative	—	—	—	—	—	31,365	31,365
Accretion expense	—	—	—	—	—	404	404
Foreign exchange loss	—	—	—	—	—	50	50
Interest expense	—	—	—	—	—	8,335	8,335
Interest income	—	—	—	—	—	(346)	(346)
Income tax expense	—	—	—	—	—	25,199	25,199
Net income	$14,469	$37,363	$34,773	$20,644	$21,887	$(67,818)	$61,318

Other segmental items
Capital expenditures:
Property, plant and equipment	$5,776	$12,018	$8,856	$6,555	$10,929	$2,214	$46,348
Intangible assets	—	3,350	—	—	—	—	3,350
Goodwill	—	4,733	—	—	—	—	4,733
Investment in equity investments	—	—	3,750	—	—	—	3,750

Gibson Energy Holding ULC

Notes to Consolidated Financial Statements

(tabular amounts in thousands of Canadian dollars, except where noted)

Geographic Data

Based on the location of the end user, approximately 20% and 11% of revenue was to customers in the United States for the year ended December 31, 2010 and 2009, respectively. For the period from December 13, 2008 to December 31, 2008, the period from January 1, 2008 to December 12, 2008, the Company did not have any material revenues outside of Canada.

The Company’s long lived assets are primarily concentrated in Canada with 11% in the United States at December 31, 2010. The Company did not have any material long lived assets outside of Canada at December 31, 2009.

Gibson Energy Holding ULC

Notes to Consolidated Financial Statements

(tabular amounts in thousands of Canadian dollars, except where noted)

25          United States accounting principles and reporting

The Consolidated Financial Statements have been prepared in accordance with Canadian GAAP. The application of U.S. GAAP would have the following effects on net income (loss), comprehensive income (loss) and shareholder’s equity as reported (in thousands, except share data):

	Successor			Predecessor
	Year ended December 31, 2010	Year ended December 31, 2009	From December 13, 2008 to December 31, 2008	From January 1, 2008 to December 12, 2008

Net income (loss) - Canadian GAAP	$155	$(62,949)	$4,980	$61,318
Capitalized interest (a)	1,206	282	—	245
Stock based compensation (b)	—	—	—	(126)
Business combinations (c)	(2,746)	(155)	—	—
Tax impact of the above adjustments	432	(37)	—	(79)
Net income (loss) — U.S. GAAP	(953)	(62,859)	4,980	61,358

Other comprehensive income
Pensions and post-retirement benefits, net of tax (d)	(346)	(1,429)	—	(1,055)
Comprehensive income (loss) — U.S. GAAP	(1,299)	(64,288)	4,980	60,303

Shareholder’s equity
Opening balance — U.S. GAAP	474,271	542,011	—	258,195
Share capital issued in connection with the Acquisition	—	—	537,656	—
Net income (loss) — U.S. GAAP	(953)	(62,859)	4,980	61,358
Pensions and post-retirement benefits (d)	(346)	(1,429)	—	(1,055)
Stock based compensation (b)	4,629	8,957	—	126
Dividends on preferred shares (e)	(14,034)	(12,409)	(625)	—
Foreign currency translation adjustment	(6,767)	—	—	—
Closing balance — U.S. GAAP	456,800	474,271	542,011	318,624

Accumulated other comprehensive loss
Opening balance — U.S. GAAP	(1,429)	—	—	(2,210)
Pension and post-retirement benefits (d)	(346)	(1,429)	—	(1,055)
Closing balance — U.S. GAAP	$(1,775)	$(1,429)	$—	$(3,265)

Gibson Energy Holding ULC

Notes to Consolidated Financial Statements

(tabular amounts in thousands of Canadian dollars, except where noted)

	Successor
	December 31, 2010	December 31, 2009
Shareholder’s Equity
Shareholder’s equity — Canadian GAAP (1)	$586,661	$588,644
Increase (decrease) in shareholders equity under U.S. GAAP
Capitalized interest (a)	1,488	282
Business combinations (c)	(2,901)	(155)
Pension and post-retirement benefits (d)	(2,494)	(2,013)
Tax impact of the above changes	1,114	547
Reclassification of preferred shares as temporary equity (mezzanine) (e)	(127,068)	(113,034)
Shareholder’s equity — U.S. GAAP	$456,800	$474,271

(1) Riverstone capitalized the Company with cash of $537,656,000 in exchange for 537,656 common shares. As part of the capitalization, Riverstone contributed to the Company certain foreign exchange contracts with a negative value of $169,049,000. Subsequent to contributing the contracts, Riverstone settled the contracts and paid the amount due to the counterparties on behalf of the Company.

[a] Capitalized interest

Under Canadian GAAP, capitalization of interest during the construction of qualifying assets is an acceptable, but not mandatory, accounting policy, if the related indebtedness is attributable to the acquisition, construction or development of the qualifying assets.  Under U.S. GAAP, capitalization of interest is required for certain qualifying assets that require a period of time to get them ready for their intended use. No interest was capitalized for qualifying assets by the Company in the consolidated financial statements prepared in accordance with Canadian GAAP during any of the periods presented.  Under U.S. GAAP, interest capitalized was $1,206,000 and $282,000 for 2010 and 2009, net of amortization of $53,000 and $63,000, and $0 and $245,000 for the period from December 13, 2008 to December 31, 2008 and the period from January 1, 2008 to December 12, 2008, respectively, net of amortization of $0, and $40,000, respectively. Total accumulated interest costs capitalized as at December 31, 2010 and 2009 was $1,488,000 and $282,000, respectively, net of accumulated amortization of $116,000 and $63,000, respectively. As a result of the purchase method of accounting and the allocation of the purchase price to the net tangible and intangible assets acquired based on their estimated fair values in connection with the Acquisition, there was no difference in the total accumulated interest costs under Canadian GAAP and U.S. GAAP as at December 31, 2008.

[b] Stock-based compensation

In accordance with the Hunting Unapproved Share Option Plan, vesting in certain of the awards was contingent on the attainment of performance and service conditions and also on earnings targets indexed to inflation rates. Under Canadian GAAP, these dual-indexed awards are classified as equity awards. Under U.S. GAAP, an award which is indexed to a factor that is not a market, performance or service condition is required to be classified as a liability until the feature that is not a performance or service condition is resolved, at which point the award will be classified as equity awards. Liability treatment of these awards requires the Company to measure the fair value of the unvested portion of the award at the end of each reporting period and recognize the related compensation expense. As a result, additional compensation expense of $126,000 for the period from January 1, 2008 to December 12, 2008, is recorded under U.S. GAAP. The additional compensation expense has been credited to equity as a contribution from Hunting

Gibson Energy Holding ULC

Notes to Consolidated Financial Statements

(tabular amounts in thousands of Canadian dollars, except where noted)

since the Company is not required to reimburse Hunting for the incremental U.S. GAAP compensation expense. Following the Acquisition, these dual indexed awards no longer existed and no additional expense is recorded for 2010, 2009 and the period from December 13, 2008 to December 31, 2008 under U.S. GAAP.

[c] Business combinations

Under Canadian GAAP, the purchase price of an acquisition includes direct costs incurred by the acquirer, such as finder’s fees, advisory, legal, accounting, valuation, other professional or consulting fees, and general and administrative costs. Under U.S. GAAP, the Company adopted guidance such that effective January 1, 2009 direct costs are expensed in the periods which they are incurred.

During the year ended December 31, 2010 and 2009, the Company incurred $2,746,000 and $155,000 of direct costs of a business combination that were capitalized under Canadian GAAP that would not be capitalized under U.S. GAAP. As of December 31, 2010, the total accumulated adjustment to U.S. GAAP retained earnings was $2,901,000.

[d] Pension and other post-retirement liability

Under Canadian GAAP, the funding status of pension and other post retirement benefit plans are not required to be recognized on the balance sheet. Under U.S. GAAP, the over-funded or under-funded status of the defined benefit post retirement plans are recognized on the balance sheet as an asset or liability, and changes in the funded status are recognized through comprehensive income.

As a result, pension and other post-retirement liabilities decreased in 2010 by $481,000, net of tax of $135,000, decreased by $2,013,000, net of tax of $584,000 for 2009, and increased by $1,055,000, net of tax of $453,000 for the period January 1, 2008 to December 12, 2008. During the period from December 12, 2008 to December 31, 2008, there was no difference in the Company’s comprehensive income between Canadian GAAP and U.S. GAAP. As at December 31, 2010, the total cumulative adjustments to liabilities and accumulated other comprehensive income was $1,775,000.

[e] Temporary equity (mezzanine)

Under U.S. GAAP such preferred shares are classified as temporary equity (mezzanine) outside of shareholders equity, which generates an accounting difference between Canadian and U.S. GAAP. Additionally, under Canadian GAAP, accrued dividends are recognized for each period as a reduction of the Company’s retained earnings and increase in carrying value of the preferred shares. For U.S. GAAP purposes, accretion of the mezzanine financing amount resulted in an additional U.S. GAAP difference equal to the amount of dividends accreted during the period.

[f] Consolidated Statement of Cash flow

There are no material differences between the Consolidated Statement of Cash Flows under U.S. GAAP and Canadian GAAP.

Gibson Energy Holding ULC

Notes to Consolidated Financial Statements

(tabular amounts in thousands of Canadian dollars, except where noted)

[g] U.S. GAAP Disclosures

In addition to the disclosure contained in the consolidated financial statements, the following additional disclosures are required under U.S. GAAP:

Unaudited pro forma financial information

U.S. GAAP requires supplemental unaudited pro forma statement of income information for the period in which a material business combination occurs. Material business combinations must be presented as if the acquisition had taken place at the beginning of the fiscal period.

The following unaudited pro forma financial information combines the Company’s consolidated results with the results of the acquired companies in the year ended December 31, 2010, as if the combinations had occurred at the beginning of the periods presented. In addition, it also assumes the issuance of the Senior Notes at the beginning of the periods presented.

	Successor
	Year ended December 31, 2010 (unaudited)	Year ended December 31, 2009 (unaudited)

Revenue	$3,816,131	$3,809,893
Loss before income taxes	(14,779)	(94,914)
Net loss	$(723)	$(76,332)

The pro forma information includes the impact of depreciation and amortization on the new carrying value of property, plant and equipment and intangible assets and interest expense on the Senior Notes.

The business combinations that occurred in the year ended December 31, 2009 as disclosed in Note 9 were not considered material for purposes of preparing unaudited pro forma financial information.

The following unaudited pro forma financial information for the year ended December 31, 2008 represents the combined U.S. GAAP historical audited results of Predecessor Company for the period from January 1, 2008 to December 12, 2008 and the historical audited results of Successor Company for the period from December 13, 2008 to December 31, 2008, adjusted on a pro forma basis to give effect to the issuance of debt and the Acquisition of Predecessor Company, as if the Acquisition had occurred at the beginning of the period presented.

Year ended December 31, 2008 (unaudited)

Revenue	$4,784,136
Loss before income taxes	(28,361)
Net loss	$(18,972)

Gibson Energy Holding ULC

Notes to Consolidated Financial Statements

(tabular amounts in thousands of Canadian dollars, except where noted)

The pro forma information includes the impact of depreciation and amortization on the new carrying value of property, plant and equipment and intangible assets, interest expense on the long-term debt and expense related to the management agreements.

The pro forma information is not necessarily indicative of the results of operations that would have occurred had the Acquisition taken place on the date indicated, nor are they necessarily indicative of future results of operations.

Debt issuance costs

Under Canadian GAAP, the Company made an accounting policy selection to record long-term debt net of debt issuance costs. Under U.S. GAAP, debt issuance costs are recorded in other assets. As a result, the impact under U.S. GAAP is to reclassify debt issuance costs of $37,742,000 from long-term debt to long-term prepaid expenses and other assets on the balance sheet as at December 31, 2010.

Realized and unrealized gains (losses) on derivatives

Under Canadian GAAP, realized and unrealized gains (losses) on derivatives that are not accounted for as hedges are classified within revenues and cost of sales, the detailed components of which are presented in the table below. Under U.S. GAAP such realized and unrealized gains (losses) would be classified as “other income (expense)” in the statement of income.

	Successor			Predecessor
	Year ended December 31, 2010	Year ended December 31, 2009	Period from December 13, 2008 to December 31, 2008	Period from January 1, 2008 to December 12, 2008
Revenues
Realized gains	$232	$48,349	$8,126	$50,080
Unrealized gains	1,062	779	112	46,261
Realized losses	(1,874)	(3,148)	—	(26,170)
Unrealized losses	(11,884)	(46,080)	(346)	(253)
	(12,464)	(100)	7,892	69,918

Cost of sales
Realized gains	15,893	29,922	7,698	54,434
Unrealized gains	15,947	50,059	813	12,740
Realized losses	(15,995)	(77,947)	(10,724)	(78,588)
Unrealized losses	(3,684)	(14,450)	(2,036)	(50,401)
	12,161	(12,416)	(4,249)	(61,815)

Interest expense
Unrealized losses	(68)	—	—	—
Total net effect	$(371)	$(12,516)	$3,643	$8,103

Gibson Energy Holding ULC

Notes to Consolidated Financial Statements

(tabular amounts in thousands of Canadian dollars, except where noted)

[i] New Accounting Pronouncements — U.S. GAAP

In December 2007, the FASB issued guidance that establishes principles and requirements for how an acquirer: (i) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree; (ii) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase and (iii) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. The guidance is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Company adopted the guidance on January 1, 2009.

In December 2007, the FASB issued guidance that requires all entities to report non-controlling (minority) interests in subsidiaries as equity in the consolidated financial statements. The guidance eliminates the diversity that currently exists in accounting for transactions between an entity and non-controlling interests by requiring that they be treated as equity transactions. The provisions of the guidance are effective on a prospective basis for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008, except for presentation and disclosure requirements, which are to be applied retrospectively for all periods presented. The Company adopted the guidance on January 1, 2009 and the adoption did not have an impact on the Company’s consolidated financial position, results of operations or cash flows.

In March 2008, the FASB issued guidance that is intended to provide users of financial statements with an enhanced understanding of: 1) How and why an entity uses derivative instruments; 2) How derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations and 3) How derivative instruments and related hedged items affect an entity’s financial position, financial performance and cash flows. The guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after November 15, 2008, with early application encouraged. The Company adopted the guidance on January 1, 2009, and as the guidance requires only additional disclosures concerning derivatives and hedging activities, the adoption did not impact the Company’s consolidated financial position, results of operations or cash flows.

In December, 2008, the FASB issued guidance on an employer’s disclosures about plan assets of a defined benefit pension or other post retirement plan. This guidance is effective for financial statements issued for fiscal years beginning after December 15, 2009. The Company adopted this guidance for the year ended December 31, 2009 and it did not have an impact on the Company’s consolidated financial position, results of operations or cash flows.

In June 2009, the FASB issued guidance to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial statements about a transfer of financial assets; the effects of a transfer on its financial position, financial performance, and cash flows; and a transferor’s continuing involvement, if any, in transferred financial assets. The guidance is effective for financial statements issued for interim and annual periods beginning on or after November 15, 2009. The Company adopted the guidance on January 1, 2010 and it did not have an impact on the consolidated financial position, results of operations or cash flows.

Gibson Energy Holding ULC

Notes to Consolidated Financial Statements

(tabular amounts in thousands of Canadian dollars, except where noted)

In June 2009, the FASB issued guidance to improve financial reporting by enterprises involved with variable interest entities. This guidance amends previous guidance and requires an enterprise to perform an analysis to determine whether the enterprise’s variable interest or interests give it a controlling financial interest in a variable interest entity. The guidance is effective for financial statements issued for interim and annual periods beginning on or after November 15, 2009. Earlier application is prohibited. The Company adopted the guidance on January 1, 2010 and it did not have an impact on the consolidated financial position, results of operations or cash flows.

In January 2010, the FASB issued guidance to improve disclosures relating to fair value measurements. This guidance requires additional disclosures and requires a gross presentation of activities within the Level 3 roll forward. This guidance is effective for interim and annual periods beginning after December 15, 2009, except for the gross presentation of the Level 3 roll forward, which is required for annual reporting periods beginning after December 15, 2010 and for interim periods within those years. The Company adopted the guidance on January 1, 2010. The adoption did not have any material impact on the Company’s consolidated financial position, results of operations, or cash flows. The Company will adopt the guidance that will be effective for annual periods beginning after December 15, 2010 on January 1, 2011. The Company does not expect that adoption of this guidance will have any material impact on the consolidated financial position, results of operations or cash flows.

26     Guarantor schedules

Gibson Energy Holding ULC is the parent of Gibson Energy ULC. Gibson Energy ULC, together with its direct subsidiary GEP Midstream Finance Corp., issued the outstanding Notes. The Notes are guaranteed by Gibson Energy Holding ULC. These guarantees are full, unconditional, joint and several. The following condensed consolidated financial statements are presented for the information of the holders of the Notes in accordance with Rule 3-10 of Regulation S-X and present the results of operations, financial position and cash flows of (i) Gibson Energy Holding ULC, which is the guarantor of the Notes; (ii) the Issuers, namely Gibson Energy ULC and GEP Midstream Finance Corp.; (iii) other guarantors, who are all the direct and indirect subsidiaries of Gibson Energy ULC and (iv) the eliminations necessary to arrive at the information of the Company on a consolidated basis. Investments in subsidiaries are presented under the equity method of accounting. The results of operations and cashflows for the period from January 1, 2008 to December 12, 2008 are not presented as the Company and the Issuers were not part of the consolidated group until the date of the Acquisition. The condensed consolidated financial statements have been prepared in accordance with Canadian GAAP as the differences to U.S. GAAP are not considered material. See Note 25 for the impact of the application of U.S. GAAP on the consolidated results.

Gibson Energy Holding ULC

Notes to Consolidated Financial Statements

(tabular amounts in thousands of Canadian dollars, except where noted)

	Condensed Consolidated Balance Sheet Successor
	December 31, 2010
	Gibson	The Issuers	Other Guarantors	Eliminations	Consolidated

Assets
Current assets
Cash and cash equivalents	$—	$4,193	$3,032	$—	$7,225
Accounts receivable	—	169,590	516,478	(331,386)	354,682
Income taxes receivable	—	52,320	4,810	—	57,130
Inventories	—	—	197,483	—	197,483
Prepaid expenses	—	6,391	2,358	—	8,749
Net investment in capital leases	—	—	236	—	236
Assets held for sale	—	—	32,985	—	32,985
Total current assets	—	232,494	757,382	(331,386)	658,490
Future income taxes	—	7,149	6,273	—	13,422
Long-term prepaid expenses and other assets	—	13,881	10,395	—	24,276
Net investment in capital leases	—	—	20,265	—	20,265
Property, plant and equipment	—	21,803	631,082	—	652,885
Investment in subsidiaries	586,661	1,329,106	—	(1,915,767)	—
Intangible assets	—	—	154,610	—	154,610
Goodwill	—	35,727	463,090	—	498,817
Total assets	$586,661	$1,640,160	$2,043,097	$(2,247,153)	$2,022,765

Liabilities
Current liabilities
Credit facility	$—	$43,500	$—	$—	$43,500
Accounts payable and accrued charges	—	276,114	448,958	(331,386)	393,686
Deferred revenue	—	—	54,701	—	54,701
Income taxes payable	—	87	1,130	—	1,217
Current portion of future income taxes	—	177	—	—	177
Liabilities related to assets held for sale	—	—	2,960	—	2,960
Total current liabilities	—	319,878	507,749	(331,386)	496,241
Asset retirement obligation	—	—	9,614	—	9,614
Long-term debt	—	718,154	—	—	718,154
Other long-term liabilities	—	1,474	14,181	—	15,655
Future income taxes	—	189,526	6,914	—	196,440
Shareholder’s equity	586,661	411,128	1,504,639	(1,915,767)	586,661
Total liabilities and shareholder’s equity	$586,661	$1,640,160	$2,043,097	$(2,247,153)	$2,022,765

Gibson Energy Holding ULC

Notes to Consolidated Financial Statements

(tabular amounts in thousands of Canadian dollars, except where noted)

	Condensed Consolidated Statement of Income Successor
	Year ended December 31, 2010
	Gibson	The Issuers	Other Guarantors	Eliminations	Consolidated

Revenue	$—	$4,719	$3,675,073	$(1,804)	$3,677,988
Cost of sales, excluding depreciation and amortization	—	149,507	3,357,052	—	3,506,559
	—	(144,788)	318,021	(1,804)	171,429
Operating expenses
Depreciation of property, plant and equipment	—	2,987	61,981	—	64,968
General and administrative	—	24,688	2,051	(1,804)	24,935
Amortization of intangible assets	—	—	29,177	—	29,177
Stock based compensation	—	4,629	—	—	4,629
Gain on sale of assets	—	—	(37)	—	(37)
Other non-operating expenses (income)
Accretion expense	—	—	787	—	787
Foreign exchange gain	—	(30,038)	(9,842)	—	(39,880)
Loss from equity investments	—	688	226	—	914
Loss (income) from investment in subsidiaries	(155)	(233,334)	—	233,489	—
Interest expense, net	—	98,949	178	—	99,127
	(155)	(131,431)	84,521	231,685	184,620

Income (loss) before income taxes	155	(13,357)	233,500	(233,489)	(13,191)
Income tax recovery	—	(13,512)	166	—	(13,346)
Net income	155	155	233,334	(233,489)	155
Dividends on preferred shares	(14,034)	—	—	—	(14,034)
Movement in retained earnings (deficit) for the year	$(13,879)	$155	$233,334	$(233,489)	$(13,879)

Gibson Energy Holding ULC

Notes to Consolidated Financial Statements

(tabular amounts in thousands of Canadian dollars, except where noted)

	Condensed Consolidated Statement of Cashflow Successor
	Year ended December 31, 2010
	Gibson	The Issuers	Other Guarantors	Eliminations	Consolidated
Cash provided by (used in)
Operating activities
Net income	$155	$155	$233,334	$(233,489)	$155
Items not affecting cash
Depreciation and amortization	—	2,987	91,158	—	94,145
Stock based compensation	—	4,629	—	—	4,629
Future income taxes	—	(13,588)	(2,537)	—	(16,125)
Accretion expense	—	—	787	—	787
Accretion related to long-term debt	—	6,628	—	—	6,628
Gain on disposal of assets	—	—	(37)	—	(37)
Unrealized gain on financial instruments	—	—	(1,373)	—	(1,373)
Foreign exchange gain on long-term debt	—	(36,760)	—	—	(36,760)
Other	—	18	351	—	369
Income from investment in subsidiaries	(155)	(233,334)	—	233,489	—
Net change in non-cash working capital	—	(80,518)	79,760	—	(758)
Net cash (used in) provided by operating activities	—	(349,783)	401,443	—	51,660
Investing activities
Purchase of property, plant and equipment	—	(9,993)	(51,689)	—	(61,682)
Equity investments	—	(3,050)	—	—	(3,050)
Proceeds on disposal of assets	—	—	2,750	—	2,750
Increase in long-term prepaid and other assets	—	609	104	—	713
Acquisitions, net of cash acquired	—	(48,606)	(184,140)	—	(232,746)
Net change in non-cash working capital	—	1,308	10,972	—	12,280
Net cash used in investing activities	—	(59,732)	(222,003)	—	(281,735)
Financing activities
Proceeds from long-term debt, net of debt discount	—	200,888	—	—	200,888
Payment of debt issue costs	—	(6,544)	—	—	(6,544)
Proceeds from credit facility	—	241,626	—	—	241,626
Repayment of credit facility		(223,126)	—	—	(223,126)
Receipt (payment) of partnership income	—	189,021	(189,021)	—	—
Net cash provided by (used in) financing activities	—	401,865	(189,021)	—	212,844
Effect of exchange rate on cash and cash equivalents	—	(50)	(1,757)	—	(1,807)
Net decrease in cash and cash equivalents	—	(7,700)	(11,338)	—	(19,038)
Cash and cash equivalents — beginning of year	—	11,893	14,370	—	26,263
Cash and cash equivalents — end of year	$—	$4,193	$3,032	$—	$7,225

Gibson Energy Holding ULC

Notes to Consolidated Financial Statements

(tabular amounts in thousands of Canadian dollars, except where noted)

	Condensed Consolidated Balance Sheet Successor
	December 31, 2009
	Gibson	The Issuers	Other Guarantors	Eliminations	Consolidated

Assets
Current assets
Cash and cash equivalents	$—	$11,893	$14,370	$—	$26,263
Accounts receivable	—	99,899	432,913	(216,947)	315,865
Income taxes receivable	—	10,405	645	—	11,050
Inventories	—	—	113,688	—	113,688
Current portion of future income taxes	—	1,509	—	—	1,509
Prepaid expenses	—	2,285	2,902	—	5,187
Total current assets	—	125,991	564,518	(216,947)	473,562
Future income taxes	—	5,225	—	—	5,225
Long-term prepaid expenses and other assets	—	11,440	23,992	—	35,432
Property, plant and equipment	—	14,797	584,029	—	598,826
Investment in subsidiaries	588,644	1,176,299	—	(1,763,716)	—
Intangible assets	—	—	126,955	—	126,955
Goodwill	—	35,727	398,167	—	433,894
Total assets	$588,644	$1,368,252	$1,697,661	$(1,980,663)	$1,673,894

Liabilities
Current liabilities
Credit facility	$—	$25,000	$—	$—	$25,000
Accounts payable and accrued charges	—	163,689	321,532	(216,947)	268,274
Income taxes payable	—	8,443	—	—	8,443
Current portion of future income taxes	—	839	—	—	839
Total current liabilities	—	197,971	322,532	(216,947)	302,556
Asset retirement obligation	—	—	8,287	—	8,287
Long-term debt	—	553,942	—	—	553,942
Other long-term liabilities	—	1,506	14,586	—	16,092
Future income taxes	—	201,723	2,650	—	204,373
Shareholder’s equity	588,644	413,110	1,350,606	(1,763,716)	588,644
Total liabilities and shareholder’s equity	$588,644	$1,368,252	$1,697,661	$(1,980,663)	$1,673,894

Gibson Energy Holding ULC

Notes to Consolidated Financial Statements

(tabular amounts in thousands of Canadian dollars, except where noted)

	Condensed Consolidated Statement of Income (Loss) Successor
	Year ended December 31, 2009
	Gibson	The Issuers	Other Guarantors	Eliminations	Consolidated

Revenue	$—	$4,086	$3,450,951	$(900)	$3,454,137
Cost of sales, excluding depreciation and amortization	—	136,893	3,155,528	—	3,292,421
	—	(132,807)	295,423	(900)	161,716
Operating expenses
Depreciation of property, plant and equipment	—	2,899	53,665	—	56,564
General and administrative	—	24,683	948	(900)	24,731
Amortization of intangible assets	—	—	25,747	—	25,747
Stock based compensation	—	8,957	—	—	8,957
Gain on sale of assets	—	—	(90)	—	(90)
Impairment of goodwill and intangibles	—	—	114,115	—	114,115
Other non-operating expenses (income)
Accretion expense	—	—	785	—	785
Foreign exchange gain	—	(91,835)	(846)	—	(92,681)
Debt extinguishment costs	—	18,517	—	—	18,517
Loss from equity investments	—	—	54	—	54
Loss (income) from investment in subsidiaries	62,949	(103,350)	—	40,401	—
Interest expense, net	—	80,698	(83)	—	80,615
	62,949	(59,431)	194,295	39,501	237,314
Income (loss) before income taxes	(62,949)	(73,376)	101,128	(40,401)	(75,598)
Income tax recovery	—	(10,427)	(2,222)	—	(12,649)
Net income (loss)	(62,949)	(62,949)	103,350	(40,401)	(62,949)
Dividends on preferred shares	(12,409)	—	—	—	(12,409)
Movement in retained earnings (deficit) for the year	$(75,358)	$(62,949)	$103,350	$(40,401)	$(75,358)

Gibson Energy Holding ULC

Notes to Consolidated Financial Statements

(tabular amounts in thousands of Canadian dollars, except where noted)

	Condensed Consolidated Statement of Cashflow Successor
	Year ended December 31, 2009
	Gibson	The Issuers	Other Guarantors	Eliminations	Consolidated
Cash provided by (used in)
Operating activities
Net income (loss)	$(62,949)	$(62,949)	$103,350	$(40,401)	$(62,949)
Items not affecting cash
Depreciation and amortization	—	2,899	79,412	—	82,311
Stock based compensation	—	8,957	—	—	8,957
Future income taxes	—	(10,159)	(2,264)	—	(12,423)
Accretion expense	—	—	785	—	785
Accretion related to long-term debt	—	11,890	—	—	11,890
Gain on disposal of assets	—	—	(90)	—	(90)
Unrealized loss on financial instruments	—	—	9,692	—	9,692
Impairment of goodwill and intangibles	—	—	114,115	—	114,115
Foreign exchange gain on long-term debt	—	(97,991)	—	—	(97,991)
Debt extinguishment costs	—	18,517	—	—	18,517
Other	—	(178)	(521)	—	(699)
Income from investment in subsidiaries	62,949	(103,350)	—	40,401	—
Net change in non-cash working capital	—	67,968	(138,013)	—	(70,045)
Net cash (used in) provided by operating activities	—	(164,396)	166,466	—	2,070
Investing activities
Purchase of property, plant and equipment	—	(1,935)	(35,032)	—	(36,967)
Equity investments	—	(6,643)	—	—	(6,643)
Proceeds on disposal of assets	—	—	998	—	998
Increase in long-term prepaid and other assets	—	(1,835)	(4,022)	—	(5,857)
Acquisitions, net of cash acquired	—	(6,900)	(8,265)	—	(15,165)
Net change in non-cash working capital	—	(31,103)	(466)	—	(31,569)
Net cash used in investing activities	—	(48,416)	(46,787)	—	(95,203)
Financing activities
Proceeds from long-term debt, net of debt discounts	—	605,723	—	—	605,723
Payment of debt issue costs	—	(15,904)	—	—	(15,904)
Repayments of bridge loans	—	(606,040)	—	—	(606,040)
Proceeds from credit facility	—	25,000	—	—	25,000
Receipt (payment) of partnership income	—	207,296	(207,296)	—	—
Net change in non-cash working capital	—	(2,335)	—	—	(2,335)
Net cash provided by (used in) financing activities	—	213,740	(207,296)	—	6,444
Net increase (decrease) in cash and cash equivalents	—	928	(87,617)	—	(86,689)
Cash and cash equivalents — beginning of year	—	10,965	101,987	—	112,952
Cash and cash equivalents — end of year	$—	$11,893	$14,370	$—	$26,263

Gibson Energy Holding ULC

Notes to Consolidated Financial Statements

(tabular amounts in thousands of Canadian dollars, except where noted)

	Condensed Consolidated Statement of Income Successor
	Period from December 13, 2008 to December 31, 2008
	Gibson	The Issuers	Other Guarantors	Eliminations	Consolidated

Revenue	$—	$8,073	$127,398	$—	$135,471
Cost of sales, excluding depreciation and amortization	—	18,010	106,962	—	124,972
	—	(9,937)	20,436	—	10,499
Operating expenses
Depreciation of property, plant and equipment	—	130	3,428	—	3,558
General and administrative	—	615	—	—	615
Amortization of intangible assets	—	—	1,323	—	1,323
Loss on sale of assets	—	—	18	—	18
Other non-operating expenses (income)
Accretion expense	—	—	22	—	22
Foreign exchange loss (gain)	—	(5,069)	582	—	(4,487)
Loss from equity investments	—	—	21	—	21
Income from investment in subsidiaries	(4,980)	(14,887)	—	19,867	—
Interest expense, net	—	3,430	(11)	—	3,419
	(4,980)	(15,781)	5,383	19,867	4,489
Income before income taxes	4,980	5,844	15,053	(19,867)	6,010
Income tax provision	—	864	166	—	1,030
Net income	4,980	4,980	14,887	(19,867)	4,980
Dividends on preferred shares	(625)	—	—	—	(625)
Movement in retained earnings for the period	$4,355	$4,980	$14,887	$(19,867)	$4,355

Gibson Energy Holding ULC

Notes to Consolidated Financial Statements

(tabular amounts in thousands of Canadian dollars, except where noted)

	Condensed Consolidated Statement of Cashflow Successor
	Period from December 13, 2008 to December 31, 2008
	Gibson	The Issuers	Other Guarantors	Eliminations	Consolidated
Cash provided by (used in)
Operating activities
Net income	$4,980	$4,980	$14,887	$(19,867)	$4,980
Items not affecting cash
Depreciation and amortization	—	130	4,751	—	4,881
Future income taxes	—	750	—	—	750
Accretion expense	—	—	22	—	22
Accretion related to long-term debt	—	395	—	—	395
Loss on disposal of assets	—	—	18	—	18
Unrealized loss (gain) on financial instruments	—	3,211	(1,754)	—	1,457
Foreign exchange gain on long-term debt	—	(5,069)	—	—	(5,069)
Other	—	—	(63)	—	(63)
Income from investment in subsidiaries	(4,980)	(14,887)	—	19,867	—
Net change in non-cash working capital	—	(56,513)	85,979	—	29,466
Net cash provided by (used in) operating activities	—	(67,003)	103,840	—	36,837
Investing activities
Purchase of property, plant and equipment	—	(84)	(2,898)	—	(2,982)
Proceeds on disposal of assets	—	—	695	—	695
Increase in long-term prepaid and other assets	—	—	(1,697)	—	(1,697)
Acquisitions, net of cash acquired	—	(982,365)	—	—	(982,365)
Net change in non-cash working capital	—	32,712	2,047	—	34,759
Net cash used in investing activities	—	(949,737)	(1,853)	—	(951,590)
Financing activities
Proceeds from long-term debt	—	672,476	—	—	672,476
Payment of debt issue costs	—	(27,720)	—	—	(27,720)
Proceeds from issuance of common shares	—	380,656	—	—	380,656
Net change in non-cash working capital	—	2,293	—	—	2,293
Net cash provided by financing activities	—	1,027,705	—	—	1,027,705

Net increase in cash and cash equivalents	—	10,965	101,987	—	112,952
Cash and cash equivalents — beginning of period	—	—	—	—	—
Cash and cash equivalents — end of period	$—	$10,965	$101,987	$—	$112,952

Gibson Energy Holding ULC

Notes to Consolidated Financial Statements

(tabular amounts in thousands of Canadian dollars, except where noted)

27     Subsequent Events

On January 7, 2011, the Company completed the disposition of its Edmonton North Terminal to Pembina Midstream Limited Partnership for cash consideration of approximately $54,000,000 plus certain other non-cash consideration. The terminal was a remotely operated facility located in Edmonton, Alberta, with a capacity of 310,000 barrels and was included in the operations of our Marketing segment. As part of the consideration received, the Company secured important pipeline assets and connections that will provide access to crude oil streams within the Edmonton area and assumed obligations related to these assets.